Exhibit 99.3

SHARE PURCHASE AGREEMENT

by and among

CDC CORPORATION,

CDC SOFTWARE INTERNATIONAL CORPORATION,

and

ARCHIPELAGO HOLDINGS

DATED AS OF FEBRUARY 1, 2012

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (“Agreement”) is made as of February 1, 2012 by and among CDC Corporation, a Cayman Islands exempted company (“Debtor”), a debtor and debtor-in-possession in Case No. 11-79079 (the “Bankruptcy Case”) pending in the United States Bankruptcy Court, Northern District of Georgia, Atlanta Division (the “Bankruptcy Court”), filed under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101, et seq. (as amended, the “Bankruptcy Code”), CDC Software International Corporation, a Cayman Islands exempted company (“Software International”), and Archipelago Holdings, a Cayman Islands exempted company (“Purchaser”).

Debtor owns 100% of the issued and outstanding shares in the capital of Software International.

Software International owns 23,789,362 Class B Ordinary Shares (the “CDC Software Shares”) in the capital of CDC Software Corporation, a Cayman Islands exempted company (“CDC Software”). Debtor and Software International desire to sell the CDC Software Shares, and Purchaser desires to purchase the CDC Software Shares, on the terms set forth in this Agreement.

THEREFORE, in consideration of the mutual promises made herein, and subject to the conditions hereinafter set forth, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE

SECTION 1.01 PURCHASE AND SALE OF THE CDC SOFTWARE SHARES. Upon the terms and subject to the conditions of this Agreement and in exchange for payment by wire transfer in same day funds denominated in U.S. dollars of the Purchase Price (as hereinafter defined), at the Closing, Debtor and Software International will sell, assign, convey, transfer and deliver to Purchaser free and clear of all liens, pledges, security interests, options, encumbrances, charges, agreements or claims of any kind whatsoever (collectively, “Liens”), and Purchaser will purchase and accept, the CDC Software Shares.

SECTION 1.02 PURCHASE PRICE. In consideration of the aforesaid sale, assignment, transfer and delivery of the CDC Software Shares, Purchaser shall, at the Closing, pay, or cause to be paid to Debtor an amount, in cash, by wire transfer in same day funds denominated in U.S. dollars, of $10.50 per share totaling $249,788,301.00 (the “Purchase Price”).

SECTION 1.03 [INTENTIONALLY OMITTED]

SECTION 1.04 EARNEST MONEY DEPOSIT. Purchaser shall make a nonrefundable payment of ten percent (10%) of the Purchase Price $24,978,830.10 (the “Deposit”) within one Business Day of the later to occur of (i) execution of this Agreement and (ii) the establishment of the escrow account, which payment will be made directly to the Escrow Agent pursuant to the deposit escrow agreement (the “Deposit Escrow Agreement”); provided, that in the event that the escrow account is not established within five (5) Business Days following the date hereof, Purchaser shall pay the Deposit to Lamberth, Cifelli, Stokes, Ellis & Nason, P.A. (“Debtor’s Law Firm”), to be held pursuant to the terms of a letter agreement to be mutually agreed by the parties hereto; provided, further that in the event that the Deposit is funded to Debtor’s Law Firm, the Deposit shall be transferred to the Escrow Agent to be held pursuant to the terms of the Deposit Escrow Agreement within one Business Day following the establishment of the escrow account. The balance of the Purchase Price shall be paid on the Closing Date. In the event that the Closing does not occur and this Agreement is terminated by Debtor pursuant to Section 9.02(c)(ii) due to Purchaser’s material breach of any provision of this Agreement, Debtor shall be entitled to retain the Deposit. The parties acknowledge that the agreements contained in this Section 1.04 are an integral part of the transactions contemplated by this Agreement, are actually necessary to preserve the value of Debtor’s estate and constitute liquidated damages and not a penalty, and that, without these agreements, Debtor would not have entered into this Agreement. Notwithstanding anything to the contrary set forth herein, in the event that the Deposit is retained by Debtor, retention of such Deposit shall be the sole and exclusive remedy available to Debtor in connection with this Agreement (including termination thereof).

SECTION 1.05 CLOSING. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022 at 10:00 A.M., New York City, New York time, two Business Days following the satisfaction or waiver by the applicable party of the conditions to Closing set forth in Article V, or at such other time, date and place as may be mutually agreed to in writing by the parties. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

SECTION 1.06 DELIVERY AT CLOSING. Upon the terms and subject to the conditions of this Agreement, and payment of the Purchase Price, at the Closing, (i) Debtor and Software International will assign, transfer and deliver the CDC Software Shares to Purchaser free and clear of any and all Liens, and (ii) Debtor and Software International will deliver to Purchaser the certificates, documents, agreements and instruments referred to in Section 6.01, and (iii) Purchaser will deliver to Debtor the various certificates, documents, agreements and instruments referred to in Section 6.02.

SECTION 1.07 WITHHOLDING. Notwithstanding any other provision of this Agreement, the Purchaser shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be withheld with respect to the making of such payment under any provision of U.S. federal, state, local or other any applicable law, and to request any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information. Any amounts deducted or withheld from any such payment shall be remitted by Purchaser to the applicable Governmental Authority. In the event Purchaser determines that withholding is required under applicable law, Purchase shall so notify the Debtor at least three days prior to the Closing Date to provide the Debtor with sufficient opportunity to provide any forms or documentation or take such other steps in order to avoid such withholding. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE II

OTHER PAYMENTS AND/OR CONSIDERATION

SECTION 2.01 BREAK-UP FEES. Debtor hereby acknowledges and agrees that Purchaser has expended, and will continue to expend, considerable time and expense in connection with this Agreement, and the negotiation hereof, and that this Agreement provides substantial value to, is beneficial to, and is necessary to preserve Debtor’s bankruptcy estate and that Purchaser has made a substantial contribution to Debtor’s bankruptcy estate. In consideration thereof, Debtor agrees as follows: If Debtor terminates this Agreement pursuant to the exercise of the Fiduciary Out or there is a Competing Transaction Event, then Debtor will pay to Purchaser a cash fee in the aggregate amount of four percent (4%) of the Purchase Price $9,991,532.04 (the “Break-Up Fee”) at the consummation and closing of the Competing Transaction or upon the exercise of the Fiduciary Out; provided, however, that Debtor will not be required to pay the Break-Up Fee if (x) the Closing does not occur and at the time this Agreement is terminated a material breach of this Agreement by Purchaser has persisted for not less than twenty (20) days following Purchaser’s receipt of written notice of such material breach from Debtor, or (y) if this Agreement is terminated pursuant to 9.02(a) by Debtor and Purchaser has refused in writing within one (1) day prior to such termination to waive the condition set forth in Section 5.01(g) (provided that the Approval Order has been entered by the Bankruptcy Court). The Break-Up Fee shall be paid to Purchaser without setoff or recoupment and shall not be subject to defense or offset on account of any claim, defense or counterclaim and shall be paid without any requirement for Bankruptcy Court review or further Bankruptcy Court order. The terms set forth in this Section 2.01 shall survive termination of this Agreement and shall remain in full force and effect regardless of whether the transactions contemplated by this Agreement are consummated. The parties acknowledge that the agreements contained in this Section 2.01 are an integral part of the transactions contemplated by this Agreement, are actually necessary to preserve the value of Debtor’s estate and constitute liquidated damages and not a penalty, and that, without these agreements, Purchaser would not have entered into this Agreement. The Break-Up Fee constitutes an allowed administrative expense against Debtor’s estate under the Bankruptcy Code.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01 REPRESENTATIONS AND WARRANTIES OF DEBTOR AND SOFTWARE INTERNATIONAL. As of the date hereof and as of the Closing Date, (i) Debtor represents and warrants to Purchaser as to Debtor and the CDC Software Companies, and (ii) Software International represents and warrants to Purchaser as to Software International and the CDC Software Companies, respectively, that:

(a) ORGANIZATION AND GOOD STANDING.

(1) Each of Debtor and Software International is an exempted company, duly incorporated with limited liability, validly existing and in good standing under the laws of the Cayman Islands and, subject to Approval of the Bankruptcy Court as to Debtor, has all requisite corporate power and authority to own and lease the properties and assets it currently owns and leases and to carry on its business as such business is currently conducted.

(2) Each of Debtor and Software International is duly qualified or licensed as a foreign corporation to do business, and is in good standing under the laws of those jurisdictions listed on SCHEDULE 3.01(a)(2) hereto, constituting each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its assets and properties requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Software International.

(3) Each of Debtor and Software International has heretofore furnished to Purchaser a complete and correct copy of its Memorandum and Articles of Association, each as amended to date. Such Memoranda and Articles of Association are in full force and effect. Neither Debtor nor Software International is in violation of any of the provisions of its Memorandum or Articles of Association.

(4) CDC Software is an exempted company, duly incorporated with limited liability, validity existing and in good standing under the laws of the Cayman Islands.

(5) Debtor and Software International have heretofore furnished to Purchaser a complete and correct copy of the Memorandum and Articles of Association of CDC Software, as amended to date. Such Memorandum and Articles of Association are in full force and effect. CDC Software is not in violation of any of the provisions of its Memorandum and Articles of Association.

(b) OWNERSHIP AND DELIVERY OF THE CDC SOFTWARE SHARES. Software International is, and immediately prior to the Closing will be, the record and beneficial owner of the CDC Software Shares, free and clear of any and all Liens. On the Closing Date, Debtor, pursuant to the Approval Order, will have the full right, power and authority to cause Software International to, and Software International will have the full right, power and authority to, sell, assign, transfer and deliver the CDC Software Shares as provided in this Agreement, and such delivery will convey to Purchaser lawful, valid and marketable title to the CDC Software Shares, free and clear of any and all Liens.

(c) OWNERSHIP OF SOFTWARE INTERNATIONAL. Debtor is, and immediately prior to the Closing will be, the owner of 100% of the issued and outstanding shares in the capital of Software International. Software International is, and immediately prior to the Closing will be, the owner of the CDC Software Shares.

(d) AUTHORITY RELATIVE TO THIS AGREEMENT.

(1) Subject to Approval of the Bankruptcy Court, Debtor has all corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, as well as all other agreements, certificates and documents executed or delivered, or to be executed or delivered, by Debtor in connection herewith (collectively, with this Agreement, the “Debtor Documents”). The execution and delivery of this Agreement and the consummation by Debtor of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Debtor, and no other corporate proceedings are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Each of the Debtor Documents to which Debtor is, or will be, a party has been, or will be, duly and validly executed and delivered by Debtor, and, assuming the due authorization, execution and delivery of the Debtor Documents by the other parties, are (or when executed and delivered will be) legal, valid and binding obligations of Debtor pursuant to the Approval Order.

(2) Subject to Approval of the Bankruptcy Court, Software International has all corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, as well as all other agreements, certificates and documents executed or delivered, or to be executed Agreement (the “Software International Documents”). The execution and delivery of this Agreement by Software International and the consummation by Software International of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Software International, and no other corporate proceedings are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. Each of the Software International Documents to which Software International is, or will be, a party has been, or will be, duly and validly executed and delivered by Software International, and, assuming the due authorization, execution and delivery of the Software International Documents by the other parties, are (or when executed and delivered will be) legal, valid and binding obligations of Software International.

(e) NO CONFLICTS, REQUIRED FILINGS AND CONSENTS.

(1) Except for the requirements of the Hart-Scott-Rodino Act, the execution, delivery and performance by Debtor of this Agreement do not, and the performance of this Agreement by Debtor will not, (A) conflict with or violate the Memorandum or Articles of Association of Debtor or any shareholders’ agreement in respect of the Debtor by which the Debtor is bound; (B) conflict with or violate any Law applicable to Debtor or by which any of its properties is bound or affected; or (c) result in any material breach of or constitute a material default (or event which with notice or lapse of time, or both, would become a default) under, or impair Debtor’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Debtor pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Debtor is a party or by which Debtor or any of its properties is bound or affected, with the exception of conflicts, breaches and defaults which would not result in an impairment in any material respect of Purchaser’s rights under this Agreement or in a diminution in value of the CDC Software Shares.

(2) Except for the requirements of the Hart-Scott-Rodino Act, the execution and delivery of this Agreement by Software International do not, and the performance of this Agreement by Software International will not, (A) conflict with or violate the Memorandum or Articles of Association of Software International; (B) conflict with or violate any Law applicable to Software International or by which any of its properties is bound or affected; or (C) result in any material breach of or constitute a material default (or an event which with notice or lapse of time or both would become a default) under, or impair Software International’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Software International pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Software International is a party or by which Software International or any of its properties is bound or affected.

(3) The execution, delivery and performance of this Agreement by Debtor and Software International will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the transactions contemplated hereby or otherwise prevent either of Debtor or Software International from performing its obligations under this Agreement.

(f) CAPITALIZATION. To the Knowledge of Software International: (i) the authorized share capital of CDC Software is US$77,000 divided into (A) 50,000,000 Class A Ordinary Shares of nominal or par value US$0.01 each of which 3,550,118 are issued and outstanding and (B) 27,000,000 Class B Ordinary Shares of nominal or par value US$0.001 each of which 23,789,362 are issued and outstanding; (ii) except as listed on SCHEDULE 3.01(f) there is no outstanding right, subscription, warrant, call, option or other agreement or arrangement of any kind to purchase or otherwise to receive from CDC Software any CDC Software Shares or any other security of CDC Software (“collectively, “Rights”); (iii) there is no outstanding security of any kind convertible into or exchangeable for any such shares except as listed on SCHEDULE 3.01(f); (iv) there is no voting trust or other agreement or understanding to which CDC Software is a party or is bound with respect to the voting of the CDC Software Shares; and (v) all of the CDC Software Shares are duly authorized, validly issued and outstanding, fully paid and non-assessable.

(g) SUBSIDIARIES AND AFFILIATES. Except as disclosed on SCHEDULE 3.01(g), CDC Software has no direct or indirect subsidiaries, whether or not wholly owned, and has no equity interest in any corporation, partnership, joint venture or other entity.

(h) NO LITIGATION

(1) No action is pending or, to the Knowledge of Debtor, threatened against Debtor or its assets before any court, arbitrator or governmental entity that (A) questions or involves the legality, validity or enforceability of any of Debtor’s obligations under any Debtor Documents or the consummation of the transactions contemplated by this Agreement or thereby or (B) seeks to prevent, delay or otherwise adversely affect the consummation by Software International of the sale of the CDC Software Shares; or (C) is reasonably likely to have a Material Adverse Effect on Debtor. Other than the Bankruptcy Case, Debtor is not subject to any Order, with the exception of Orders which would not result in an impairment in any material respect of Purchaser’s rights under this Agreement or in a diminution in value of the CDC Software Shares.

(2) Except as disclosed on SCHEDULE 3.01(h), there are no actions, suits, proceedings, claims or investigations pending or, to the Knowledge of Software International, threatened against either Software International or its assets before any court, arbitrator or governmental entity that (A) questions or involves the legality, validity or enforceability of any of Software International’s obligations under any Software International Documents or the consummation of the transactions contemplated by this Agreement or thereby; (B) seeks to prevent, delay or otherwise adversely affect the consummation by Software International of the sale of the CDC Software Shares; or (C) is reasonably likely to have a Material Adverse Effect on Software International. Other than the Bankruptcy Case, Software International is not subject to any Order, with the exception of Orders which would not result in an impairment in any material respect of Purchaser’s rights under this Agreement or in a diminution in value of the CDC Software Shares.

(3) Except as disclosed on SCHEDULE 3.01(h), there are no actions, suits, proceedings, claims or investigations pending or, to the Knowledge of Debtor or Software International, threatened against the CDC Software Companies or their assets before any court, arbitrator or governmental entity. None of the CDC Software Companies is subject to any Order.

(i) TAXES.

(1) Debtor, Software International and the CDC Software Companies have filed all Tax Returns required to be filed under all applicable Laws. All such Tax Returns were filed in a timely manner (subject to any applicable extensions) and all such Tax Returns are correct and complete in all material respects;

(2) All Taxes due and owing by the CDC Software Companies have been paid or have been adequately reserved for on the Financial Statements in accordance with GAAP. No CDC Software Company currently is the beneficiary of any extension of time within which to file any Tax Return. There is no pending or unresolved claim by an authority in a jurisdiction where a CDC Software Company does not file Tax Returns that a CDC Software Company is or may be subject to taxation by that jurisdiction;

(3) Each of the CDC Software Companies have withheld and paid all Taxes required to have been withheld and paid (or have been adequately reserved for on the Financial Statements in accordance with GAAP) in connection with any amounts paid or owing to any employee, affiliate, independent contractor, creditor, stockholder or other third party;

(4) No federal, state, local, or non-U.S. tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the CDC Software Companies. No CDC Software Company has received from any taxing authority any (i) pending or unresolved notice indicating an intent to open an audit or other review or (ii) pending or unresolved notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against any CDC Software Company;

(5) No CDC Software Company has made any election under Treas. Reg. Section 301.7701-3;

(6) Neither Debtor nor Software International nor any CDC Software Company has been a member of any affiliated group (as defined in Code Section 1504(a)) filing a consolidated income Tax Return (other than a group the common parent of which is Debtor or any CDC Software Company) or any other consolidated, combined, or unitary group under federal, state, local, or non-U.S. law. Debtor, Software International and the CDC Software Companies have no liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise;

(7) There are no liens or encumbrances related to Taxes on any of the assets of Debtor, Software International or the CDC Software Companies (other than for current Taxes not yet due and payable and for which adequate reserves have been established in accordance with GAAP);

(8) No Tax is required to be withheld to any Governmental Body (including India or the People’s Republic of China) as a result of any transaction contemplated in this Agreement.

For purposes of this Agreement (i) “Tax” or “Taxes” means any federal, state, local or foreign net or gross income, gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, social security (or similar), unemployment, disability, unclaimed property or escheatment, registration, value added, estimated, alternative or add-on minimum taxes, customs duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Body, and including any obligations to indemnity or otherwise assume or succeed to the Tax liability of another person or a member of an affiliated, consolidated, unitary or combined group and (ii) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(j) AGREEMENTS AFFECTING THE CDC SOFTWARE SHARES.

(1) Software International is not a party to any agreement (i) governing its right to vote or transfer the CDC Software Shares, or (ii) purporting to grant any party any preemptive right, right of first refusal or registration rights with respect to the CDC Software Shares.

(2) Debtor is not a party to any agreement (i) governing its right to vote or transfer the CDC Software Shares, or (ii) purporting to grant any party any preemptive right, right of first refusal or registration rights with respect to the CDC Software Shares.

(k) BROKERAGE OR FINDERS FEES. Except for obligations to Moelis & Company LLC and Morgan Joseph TriArtisan, LLC (which shall be satisfied by Debtor) neither Debtor or Software International is a party to any agreement, understanding, or arrangement, and has not committed any act which might give rise to any valid claim against Purchaser, Debtor, Software International for any fee, commission or other payment in connection with the transactions contemplated by this Agreement.

(l) INTERESTED PARTY TRANSACTIONS. Except as set forth in SCHEDULE 3.01(l), neither Debtor, Software International nor any of their affiliates (other than the CDC Software Companies) (collectively, the “Insiders”) is indebted, directly or indirectly, to the CDC Software Companies. No Insider is a party to any contract or other arrangement with, or owns any assets used by any of the CDC Software Companies or which is pertaining to the business of the CDC Software Companies.

(m) COMPLIANCE WITH LAWS. Debtor, Software International and the CDC Software Companies are in compliance in all material respects with, all applicable Laws. Neither Debtor, Software International nor the CDC Software Companies has received written notice or written communication from any Governmental Body of any violation or noncompliance with any Law that remains uncured as of the date of this Agreement.

(n) EMPLOYEES. The CDC Software Companies are in compliance in all material respects with all applicable Laws relating to the employment of personnel and labor, including any provisions thereof relating to wages, hours, the payment of social security and employment taxes, equal employment opportunity, employment discrimination and employment safety, or received notice of any pending claim that any of the CDC Software Companies is liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing. The CDC Software Companies are not a party to or bound by any labor agreement or collective bargaining agreement, nor, to the Knowledge of Debtor and Software International, is there pending or threatened, any strike, walkout or other work stoppage or any union organizing effort. The CDC Software Companies have not experienced any material strikes, grievances, unfair labor practices claims, or other material employee or labor disputes in the last two years. The CDC Software Companies have not engaged in any unfair labor practice which remains uncured as of the date of this Agreement.  The CDC Software Companies do not employ any employee whose primary responsibilities relate to any business of the Debtor or its affiliates (other than the CDC Software Companies).

(o)  INTELLECTUAL PROPERTY.

(1) None of the CDC Software Companies has infringed, misappropriated or otherwise wrongfully conflicted with, and the operation of the business of the CDC Software Companies as currently conducted does not infringe, misappropriate or otherwise wrongfully conflict with, any Proprietary Rights of any third party.  To the Knowledge of Debtor and Software International, (i) no third party has infringed, misappropriated, or otherwise wrongfully conflicted with any of the CDC Software Companies’ Proprietary Rights and (ii) all of the material Proprietary Rights owned by the CDC Software Companies and necessary for the conduct of their businesses as currently conducted are valid and enforceable.  All Proprietary Rights owned by the CDC Software Companies: (a) developed by employees of the CDC Software Companies working within the scope of their employment; or (b) developed by officers, directors, agents, consultants, contractors, subcontractors or others who have executed instruments of assignment in favor of the CDC Software Companies as assignee that have conveyed to the CDC Software Companies ownership of all of such Person’s rights in the Proprietary Rights relating to such developments.  None of the CDC Software Companies is developing any Proprietary Rights (including any software) for any third party in connection with the business of the CDC Software Companies.

(2) Neither Debtor, Software International nor any of its affiliates (other than the CDC Software Companies) currently owns any right, title or interest in and to any of the trademarks, service marks or trade names listed on Exhibit A to the Trademark License Agreement.

(p) FINANCIAL STATEMENTS. The attached SCHEDULE 3.01(p) contains the unaudited monthly statements of revenue, cost of revenue and operating expenses of the CDC Software Companies for the periods described therein (the “Financial Statements”). Each of the foregoing Financial Statements (including in all cases the notes thereto, if any) is consistent in all material respects with the books and records of the CDC Software Companies, were prepared in accordance with GAAP in all material respects, and present fairly in all material respects the financial position of the CDC Software Companies as of the dates described therein, subject to year end and audit adjustments, and the absence of notes.

SECTION 3.02 REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby represents and warrants to Debtor as of the date hereof and as of the Closing Date that:

(a) ORGANIZATION AND QUALIFICATION; ORGANIZATIONAL DOCUMENTS.

(1) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Cayman Islands, and has the requisite corporate power and corporate authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. Purchaser is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its assets and properties requires such qualification, except for such failures to be so duly qualified or licensed and in good standing that would have a Material Adverse Effect on Purchaser.

(2) Purchaser has heretofore furnished to Debtor a complete and correct copy of Purchaser’s certificate of incorporation and Purchaser’s constitutional documents, each as amended to date (other than with respect to the change in Purchaser’s name). Such certificate of incorporation and constitutional documents are in full force and effect. Purchaser is not in violation of any of the provisions of its certificate of incorporation or any of the provisions of its constitutional documents.

(b) AUTHORITY RELATIVE TO THIS AGREEMENT.

Purchaser has all necessary rights, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, as well as all other agreements, certificates and documents executed or delivered, or to be executed or delivered, by Purchaser in connection herewith (collectively, with this Agreement, the “Purchaser Documents”). The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby. Each of the Purchaser Documents to which Purchaser is, or will be, a party has been, or will be duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of the Purchaser Documents by the other parties, are (or when executed and delivered will be) legal, valid and binding obligations of Purchaser pursuant to the Approval Order.

(c) NO CONFLICT, REQUIRED FILINGS AND CONSENTS.

(1) The execution and delivery of this Agreement by Purchaser do not, and the performance of this Agreement by Purchaser will not, (A) conflict with or violate the certificate of incorporation or constitutional documents of Purchaser; (B) conflict with or violate any Law applicable to Purchaser or by which any of Purchaser’s properties is bound or affected; or (C) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or impair Purchaser’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Purchaser is a party or by which Purchaser or any of its properties is bound or affected.

(2) Except for the requirements of the Hart-Scott-Rodino Act and approval of the Bankruptcy Court, the execution, delivery and performance of this Agreement by Purchaser will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body.

(d) LITIGATION. Except as disclosed on SCHEDULE 3.02(d), there are no actions, suits, proceedings, claims or investigations pending or, to the Knowledge of Purchaser, threatened against either Purchaser or any of their respective assets before any court, arbitrator or governmental entity that would prevent the consummation of the transactions contemplated by any of the Purchaser Documents.

(e) BROKER’S FEES. Except for the fees described on SCHEDULE 3.02(e), no brokerage or finder’s fees or commissions are or will be payable by Purchaser to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other person with respect to the transactions contemplated by this Agreement, and Purchaser has not taken any action that would cause any Debtor to be liable for any such fees or commissions.

(f) SUFFICIENCY OF FUNDS. Purchaser has, as of the date of this Agreement, received an executed equity commitment letter dated as of the date hereof (the “Equity Commitment Letter”) from certain equity investors (collectively, the “Equity Investors”) relating to the equity commitment of the Equity Investors (the “Equity Commitment”).  A complete and correct copy of the executed Equity Commitment Letter is attached to this Agreement as SCHEDULE 3.02(f).  The Equity Commitment Letter is in full force and effect, without amendment or modification as of the date hereof, and immediately prior to the Closing Purchaser will have all funds necessary to fund the Purchase Price in accordance with the terms contained in this Agreement (it being understood that the Equity Investors providing the Equity Commitment pursuant to the Equity Commitment Letter is not a condition precedent to the Closing).

(g) ACCREDITED INVESTOR. Purchaser is an “accredited investor” as that term is defined in Regulation D promulgated under the Securities Act and has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of its investment in the CDC Software Shares. Purchaser acknowledges that Debtor and Software International will rely upon the truth and accuracy of the representations and warranties contained in this Section 3.02(g) in connection with the transactions described in this Agreement.

ARTICLE IV

COVENANTS

SECTION 4.01 COVENANTS OF DEBTOR AND SOFTWARE INTERNATIONAL. Debtor and Software International covenant and agree that between the date hereof and the Closing:

(a) ACTIONS. Neither Debtor nor Software International will take any action that would cause any of their respective representations and warranties in any Debtor Documents or Software International Documents, as the case may be, not to be true and correct in such a manner so as to render impossible the satisfaction of the closing conditions set forth in Section 5.01(a).

(b) ACCESS BY THE PURCHASER.

(i) Purchaser and its representatives and advisors shall, upon prior written notice to Software International, have reasonable access during normal business hours to Software International’s assets, premises, books and records, key employees and accountants, including the work papers of Software International’s accountants, and Debtor shall furnish Purchaser with such information and copies of such documents as Purchaser may reasonably request.

(ii) Debtor and Software International shall use commercially reasonable efforts to provide Purchaser and its representatives and advisors with reasonable access during normal business hours to the CDC Software Companies’ assets, premises, books and records, key employees and accountants and Debtor and Software International shall use commercially reasonable efforts to furnish Purchaser with such information and copies of such documents as Purchaser may reasonably request.

(c) FURTHER ACTION. Upon the terms and subject to the conditions hereof, each of Debtor and Software International shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings.

(d) PUBLIC ANNOUNCEMENTS. Debtor shall consult with Purchaser before issuing any press release or otherwise making any public statement with respect to the acquisition of the CDC Software Shares by Purchaser and shall not issue any such press release or make any such public statement, except as may be required by law, without the prior written consent of Purchaser, which may not be unreasonably withheld or delayed; provided, however, nothing herein shall preclude the filing of the Sale Motion and the Bidding Procedures Motion, and in each case all related pleadings, documents, exhibits and declarations.

(e) SALE MOTION, PROCEDURES MOTION AND APPROVAL ORDER. No later than two (2) Business Days after the Execution Date, Debtor shall serve and file a motion and supporting papers (the “Sale Motion”) requesting an order of the Bankruptcy Court, in form and substance acceptable to Purchaser in its reasonable discretion, approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Sale Order”) and a motion and supporting papers (the “Bidding Procedures Motion”) requesting an order of the Bankruptcy Court approving the Agreement, certain procedures related to the Sale Motion and approval of the Break-Up Fee on the terms set forth herein (the “Bidding Procedures Order”), which proposed form of orders and the terms therein shall be in form and substance acceptable to Purchaser in its reasonable discretion. For the avoidance of doubt, the Debtor may seek approval of the Approval Order and the Bidding Procedures Order in a single motion. Debtor agrees that it shall provide such notice of the hearings on the Sale Motion and the Bidding Procedures Motion as determined by the Bankruptcy Court; provided, however, that the notice shall be designed to be provided to all parties affected by the Sale Motion and the Bidding Procedures Motion. Debtor shall use its best efforts to (a) fully support the Sale Motion and any application seeking Bankruptcy Court approval and authorization to pay the fees and expenses under this Agreement, including the Break-Up Fee, as an administrative expense of Debtor’s estate, and (b) obtain entry of the Approval Order as soon as practicable after the Execution Date, in any event no later than two (2) Business Days after the conclusion of the auction for the sale contemplated in this Agreement. Debtor shall use its best efforts to (a) fully support the Bidding Procedures Motion and any application seeking Bankruptcy Court approval and authorization to pay the fees and expenses under this Agreement, including the Break-Up Fee, as an administrative expense of Debtor’s estate, and (b) obtain entry of the Bidding Procedures Order within 7 days of the Execution Date, in any event no later than 14 days of the Execution Date. Thereafter, Debtor shall use its best efforts to cause each of such orders to be issued, entered and become a Final Order. Debtor shall take any and all actions necessary to obtain the issuance and entry of the Bidding Procedures Order and the Approval Order, including furnishing affidavits, declarations or other documents or information for filing with the Bankruptcy Court.

(f) WAIVER. Debtor hereby waives Section 6.13 of the Mutual Non-Disclosure Agreement and such provision is no longer applicable.

SECTION 4.02 COVENANTS OF THE PURCHASER. Purchaser covenants and agrees that between the date hereof and the Closing:

(a) ACTIONS. Purchaser will not take any action that would cause any of its representations and warranties in any Purchaser Documents not to be true and correct in such a manner so as to render impossible the satisfaction of the closing conditions set forth in Sections 5.02(a) and 5.03(a).

(b) FURTHER ACTION. Upon the terms and subject to the conditions hereof, Purchaser shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

(c) PUBLIC ANNOUNCEMENTS. Purchaser shall consult with Debtor before issuing any press release or otherwise making any public statement with respect to the acquisition of the CDC Software Shares by Purchaser and prior to the Closing shall not issue any such press release or make any such public statement, except as may be required by law or in connection with the enforcement of its rights under this Agreement or in connection with the Bankruptcy Case, without the prior written consent of Debtor, which may not be unreasonably withheld or delayed.

ARTICLE V

CONDITIONS PRECEDENT

SECTION 5.01 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASER. The obligations of Purchaser to consummate the transactions contemplated by the Purchaser Documents are subject to the fulfillment, at or before the Closing, of each of the following conditions, any of which may be waived by Purchaser in writing, and each of Debtor and Software International shall use commercially reasonable efforts to cause such conditions to be fulfilled:

(a) REPRESENTATIONS AND WARRANTIES. (i) The representations and warranties of Debtor and Software International contained in Sections 3.01(h), 3.01(i), 3.01(m), 3.01(n), 3.01(o) and 3.01(p), without giving effect to any materiality or Material Adverse Effect qualifiers set forth therein, shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true in correct in all respects as of such date), except for such failures to be true and correct as has not had and would not reasonably be expected to have a Material Adverse Effect on the CDC Software Companies. (ii) The representations and warranties of Debtor and Software International set forth in Sections 3.01(a), 3.01(b), 3.01(c), 3.01(d) and 3.01(f) shall be true and correct in all respects (other than de minimis breaches) as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, except to the extent that any such representation is made as of a specified date, in which case such representation or warranty shall be true and correct in all respects (other than de minimis breaches) as of such date. (iii) The representations and warranties of Debtor and Software International in the Debtor Documents and the Software International Documents (other than those representations described in clauses (i) and (ii) of this Section 5.01(a)), as the case may be, shall be true and correct in all material respects on and as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such date.

(b) PERFORMANCE BY DEBTOR AND SOFTWARE INTERNATIONAL. Each of Debtor and Software International shall have performed and complied in all material respects with all agreements and covenants required by the Debtor Documents and the Software International Documents, as the case may be, to be performed or complied with by Debtor or Software International, as the case may be, at or before the Closing.

(c) CERTIFICATE. Purchaser shall have received a certificate executed by an officer of each of Debtor and Software International, dated the Closing Date, certifying, in such detail as Purchaser may reasonably request, as to the fulfillment of the conditions set forth in Sections 5.01(a), 5.01(b), 5.01(h) and 5.01(i).

(d) CONSENTS. Each of Debtor and Software International shall have obtained, or to the reasonable satisfaction of Purchaser obviated the need to obtain, all consents, approvals and waivers from (i) governmental and regulatory authorities and (ii) third parties necessary for the execution, delivery and performance of the Debtor Documents and the Software International Documents and the transactions contemplated thereby, unless the failure to obtain any such consent, approval and/or waiver would not result in a Material Adverse Effect with respect to the CDC Software Companies. All applicable waiting periods under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated.

(e) LITIGATION. No action or proceeding shall be pending before any Governmental Body seeking to restrain or prohibit the consummation of the transactions contemplated by any of the Purchaser Documents.

(f) NO VIOLATION. There shall not have been any Law or Order enacted, promulgated, issued or deemed applicable to the acquisition of the CDC Software Shares by Purchaser by any Governmental Body, which would: (i) prohibit Purchaser’s ownership or operation of all or a material portion of CDC Software’s business or assets, or compel Purchaser to dispose of or hold separate all or a material portion of the CDC Software’s business or assets, as a result of the acquisition of the CDC Software Shares by Purchaser; (ii) render any party hereto unable to consummate the acquisition of the CDC Software Shares by Purchaser; (iii) make such consummation illegal; or (iv) impose or confirm material limitations on the ability of Purchaser effectively to exercise full rights of ownership of the CDC Software Shares.

(g) FINAL SALE ORDER. The Approval Order entered by the Bankruptcy Court shall have become a Final Order.

(h) EMPLOYEE BENEFITS. Debtor shall have performed and complied, in each case, in all material respects with all agreements, covenants and obligations contained in Sections 8.05(a) and (b) hereof and shall have delivered to Purchaser evidence reasonably satisfactory to Purchaser that all such agreements, covenants and obligations have been so performed.

(i) NO CDC SOFTWARE MATERIAL ADVERSE EFFECT. During the period from the date of this Agreement until the Closing there shall not have occurred any event which has had, or is reasonably expected to have, a Material Adverse Effect with respect to the CDC Software Companies. Except (i) as required by applicable Law or the Bankruptcy Court, (ii) as explicitly contemplated by this Agreement, and (iii) subject to applicable Law and orders of the Bankruptcy Court, as consented to by Purchaser in writing, the CDC Software Companies shall not have:

(1) entered into any new material contract, or amended, modified, extended, renewed or terminated any existing material contract without the prior written consent of Purchaser, such consent not to be unreasonably withheld;

(2) subjected any of the CDC Software Companies’ intellectual property to any material sale, transfer or license (other than non-exclusive licenses in the ordinary course of business) or any material Lien; or

(3) sold, transferred, leased to others or otherwise disposed of any of their properties or assets (other than intellectual property) having a fair market value in excess of $1,000,000, except sales of inventory and dispositions of obsolete assets no longer used or useful in its business, in each case in the ordinary course of business consistent with past practice and in a commercially reasonable manner.

SECTION 5.02 CONDITIONS PRECEDENT TO OBLIGATIONS OF DEBTOR. The obligations of Debtor to consummate the transactions contemplated by the Debtor Documents are subject to the fulfillment, at or before the Closing, of each of the following conditions, any of which may be waived by Debtor in writing, and Purchaser shall use commercially reasonable efforts to cause such conditions to be fulfilled:

(a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of Purchaser in the Purchaser Documents shall be true and correct in all material respects on and as of the Closing as if made on and as of the Closing, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such date.

(b) PERFORMANCE BY THE PURCHASER. Purchaser shall have performed and complied in all material respects with all agreements and covenants required by the Purchaser Documents to be performed or complied with by Purchaser at or before the Closing.

(c) CERTIFICATE. Debtor shall have received a certificate executed by an officer of Purchaser, dated the Closing Date, certifying, in such detail as Debtor may reasonably request, as to the fulfillment of the conditions set forth in Sections 5.02(a) and 5.02(b).

(d) LITIGATION. No action or proceeding shall be pending before any Governmental Body seeking to restrain or prohibit the consummation of the transactions contemplated by any of the Debtor Documents.

(e) CONSENTS. Purchaser shall have obtained, or to the reasonable satisfaction of Debtor obviated the need to obtain, all consents, approvals and waivers from governmental and regulatory authorities and third parties necessary for the execution, delivery and performance of the Purchaser Documents and the transactions contemplated thereby. All applicable waiting periods under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated.

SECTION 5.03 CONDITIONS PRECEDENT TO OBLIGATIONS OF SOFTWARE INTERNATIONAL. The obligations of Software International to consummate the transactions contemplated by the Software International Documents are subject to the fulfillment, at or before the Closing, of each of the following conditions, any of which may be waived by Software International in writing, and Purchaser shall use commercially reasonable efforts to cause such conditions to be fulfilled:

(a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of Purchaser in the Purchaser Documents shall be true and correct in all material respects on and as of the Closing as if made on and as of the Closing, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such date.

(b) PERFORMANCE BY THE PURCHASER. Purchaser shall have performed and complied in all material respects with all agreements, covenants and conditions required by the Purchaser Documents to be performed or complied with by Purchaser at or before the Closing.

(c) CERTIFICATE. Software International shall have received a certificate executed by an officer of Purchaser, dated the Closing Date, certifying, in such detail as Software International may reasonably request, as to the fulfillment of the conditions set forth in Sections 5.03(a) and 5.03(b).

(d) LITIGATION. No action or proceeding shall be pending before any Governmental Body seeking to restrain or prohibit the consummation of the transactions contemplated by any of the Software International Documents.

(e) CONSENTS. Purchaser shall have obtained, or to the reasonable satisfaction of Software International obviated the need to obtain, all consents, approvals and waivers from governmental and regulatory authorities and third parties necessary for the execution, delivery and performance of the Purchaser Documents and the transactions contemplated thereby. All applicable waiting periods under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated.

ARTICLE VI

CLOSING DELIVERIES

SECTION 6.01 DELIVERIES OF DEBTOR AND SOFTWARE INTERNATIONAL. At the Closing, Debtor and Software International shall deliver, or shall cause to be delivered, to Purchaser the following:

(a) Certificates in respect of the CDC Software Shares, together with properly executed share transfer forms and any required share transfer tax stamps affixed thereto and all taxes on such transfer, if any, paid in full, all at the expense of Debtor.

(b) A certified copy of the register of members of CDC Software reflecting the transfer of the CDC Software Shares to Purchaser;

(c) The certificate referred to in Section 5.01(c), duly executed;

(d) The minute books of CDC Software;

(e) Resolutions of the board of directors of CDC Software appointing to its board of directors the persons identified by the Purchaser at the Closing, together with duly executed resignations of all directors of CDC Software immediately prior to Closing;

(f)Termination of the Services Agreement and Trademark License Agreement in form and substance reasonably satisfactory to Purchaser;

(g) Mutual release, substantially in the form attached as SCHEDULE 8.04;

(h) General release by Debtor and Software International in favor of the CDC Software Companies, substantially in the form attached as SCHEDULE 6.02(c);

(h) A certificate of each of Software International and Debtor, dated the Closing Date, signed by the respective Secretary of Software International and Debtor, with respect to Software International’s and Debtor’s Memorandum and Articles of Association, constitutional documents and, resolutions relating to the transactions contemplated hereby, and the incumbency and signatures of each of the officers of Software International and Debtor who shall execute on behalf of Software International any Software International Document and on behalf of Debtor any Debtor Document delivered on the Closing Date, all in form reasonably satisfactory to and approved by counsel for Purchaser; and

(i) the Transition Services Agreement, substantially in the form attached as SCHEDULE 6.02(f).

SECTION 6.02 PURCHASER DELIVERIES. At the Closing, Purchaser shall deliver, or shall cause to be delivered, to Debtor the following:

(a) The certificate referred to in Section 5.02(c) hereof, duly executed;

(b) Payment of the Purchase Price;

(c) General release by CDC Software Companies in favor of Software International and Debtor (except as to claims arising under the Agreement), substantially in the form attached as SCHEDULE 6.02(c);

(d) Mutual release, substantially in the form attached as SCHEDULE 8.04;

(e) a certificate of Purchaser, dated the Closing Date, signed by the Secretary of the Purchaser, with respect to Purchaser’s certificate of incorporation, constitutional documents and resolutions relating to the transactions contemplated hereby, and the incumbency and signatures of each of the officers of Purchaser who shall execute on behalf of Purchaser any Purchaser Document delivered on the Closing Date, all in a form reasonably satisfactory to and approved by Debtor and Software International and counsel for Debtor and Software International; and

(f) the Transition Services Agreement, substantially in the form attached as SCHEDULE 6.02(f).

ARTICLE VII

SECTION 7.01 TERMINATION OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made by Debtor, Software International and Purchaser set forth in this Agreement shall expire immediately upon the Closing. The covenants and agreements made by Debtor, Software International and Purchaser set forth in this Agreement, in each case that are to be performed prior to the Closing, shall not survive the Closing and shall expire immediately upon the Closing. Following the Closing, it is understood and agreed by the parties that neither Debtor, Software International nor Purchaser shall have any remedy or liability with respect to any breach of (i) any representations or warranties contained in this Agreement or (ii) any covenants and agreements contained in this Agreement that are to be performed prior to Closing.

ARTICLE VIII

OTHER AGREEMENTS

SECTION 8.01 INTERCOMPANY OBLIGATIONS. The parties contemplate that all amounts due to or from Debtor or Software International on the one hand and any of the CDC Software Companies on the other hand (“Intercompany Obligations”) will be terminated as of the Closing.  The terms and documentation related to such termination shall be mutually agreed by the parties hereto.  The parties further agree that, without the prior review and consent of the Purchaser (i) the equity and debt of the CDC Software Companies shall not be restructured or recapitalized in any manner and (ii) any intercompany agreements among the CDC Software Companies shall not be amended or restated in any manner.

SECTION 8.02. OTHER CDC SOFTWARE SHAREHOLDERS. Purchaser shall, no later than twenty (20) Business Days from the Closing Date, initiate the acquisition of shares of CDC Software held by Persons other than Software International at a price, payable in cash, no less than the per share price described in Section 1.02. Purchaser shall be solely responsible for compliance with all applicable securities laws in connection with any such acquisition and payment of the costs thereof.

SECTION 8.03. HART-SCOTT-RODINO. In no event later than five (5) Business Days following the execution and delivery of this Agreement by the parties hereto, Purchaser and Debtor will file with the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) the notification and report form required for the transactions contemplated by this Agreement. Purchaser, Debtor and Software International will furnish to each other such necessary information and reasonable assistance as may be requested in connection with preparation of any filing or submission which is necessary under the Hart-Scott-Rodino Act. Purchaser, Debtor and Software International will use their commercially reasonable efforts to cause the expiration of the waiting period, and obtain any clearance required, under the Hart-Scott-Rodino Act for the purchase and sale of the CDC Software Shares. Purchaser may request early termination of the waiting period under the Hart-Scott-Rodino Act. Without limiting the generality of the foregoing, in addition, Purchaser agrees to take any and all steps reasonably necessary to avoid or eliminate each and every impediment under the Hart-Scott-Rodino Act and under each other antitrust, competition or trade regulation law that may be asserted by any United States or non-United States governmental antitrust authority so as to enable the parties to close the transactions contemplated hereby in accordance with the terms hereof. Purchaser shall be solely responsible for tender and payment of the filing fees required by the Hart-Scott-Rodino Act.

SECTION 8.04. MUTUAL RELEASE. Purchaser, Debtor and Software International shall at Closing execute a mutual release substantially in the form attached as SCHEDULE 8.04.

SECTION 8.05. EMPLOYEE MATTERS.

(a) Health and Welfare Plans. Prior to the Closing Date, Debtor and CDC Software shall transfer (or cause to be transferred) to Debtor, and shall cause Debtor to assume, any and all liabilities of CDC Software with respect to the portion of the Employee Benefit Plans that provide health or welfare benefits (the “Welfare Benefit Plans”) that covers any current and former employees of Debtor and its subsidiaries (other than the CDC Software Companies) and any current or former dependent thereof (the “Excluded Employees”), including all related COBRA and “incurred but not reported” claim liabilities (collectively, the “Retained Welfare Plan Liabilities”). In furtherance of the foregoing, and prior to the Closing Date, Debtor shall cause all Excluded Employees who are currently covered by the Welfare Benefit Plans to cease to be covered by the Welfare Benefit Plans and to be covered by comparable plans to be established by Debtor. Debtor shall assume all obligations or liabilities under COBRA with respect to COBRA qualifying events occurring at any time for the Excluded Employees and for claims incurred under any Employee Benefit Plan for the Excluded Employees.

(b) 401(k) Plan. Debtor shall retain all liabilities under the CDC Corporation, Inc. 401(k) Plan (the “Debtor 401(k) Plan”). Debtor shall (i) make all employee and employer contributions (including matching contributions) to the Debtor 401(k) Plan on behalf of Transferred Employees with respect to employment service and compensation earned through and including the Closing Date, and (ii) shall fully vest Transferred Employees in their accounts under the Debtor 401(k) Plan. Each Transferred Employee may elect either (A) to receive a current distribution from the Debtor 401(k) Plan, or (B) to have his or her accounts rolled over into the 401(k) plan maintained by Purchaser or one of its affiliates for the benefit of the Transferred Employees, with individual account balances to be valued as of the date of transfer and any such rollover to include promissory notes relating to outstanding participant plan loans for Transferred Employees.

(c) Nothing in this Section 8.05 or any other provision of this Agreement shall create any third party beneficiary right in any Person other than the parties to this Agreement or any right to employment or continued employment or to a particular term or condition of employment with CDC Software, Purchaser or any of their respective affiliates. Nothing in this Section 8.05 or any other provision of this Agreement (i) shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement, or (ii) shall limit the ability of the CDC Software, Purchaser or any of their affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

(d) All employees of CDC Software as of the Closing Date shall be referred to herein as the “Transferred Employees.” No individual who retires or has retired or otherwise terminates or has terminated employment as an employee of CDC Software on or prior to the Closing Date shall be deemed to be a Transferred Employee. Nothing in this Agreement shall limit the ability of CDC Software, Purchaser or any of their affiliates to terminate the employment of any Transferred Employee at any time following the Closing Date and for any reason, including without cause. Purchaser shall have no liability for the Excluded Employees.

SECTION 8.06 CERTAIN TAX MATTERS

(a) All Tax sharing, Tax allocation and similar agreements and arrangements to which any CDC Software Company is a party and pursuant to which any CDC Software Company could have any obligations or responsibilities with respect to Taxes shall be terminated prior to the Closing, and the CDC Software Companies shall have no further obligations or responsibilities thereunder following the Closing.

(b) Purchaser, Debtor, Software International and the CDC Software Companies shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Purchaser and Debtor agree (A) to retain all books and records with respect to Tax matters pertinent to the CDC Software Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser or Debtor, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the CDC Software Companies or the Purchaser, as the case may be, shall allow the other party to take possession of such books and records.

(c) All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by the Purchaser, and Debtor will file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, Purchaser will, and will cause its affiliates to, join in the execution of any such Tax Returns and other documentation.

SECTION 8.07 INSPECTION OF RECORDS. Purchaser shall cause the CDC Software Companies to make their books and records available for inspection by Debtor, Software International and their representatives (without cost to Debtor, Software International or their representative), during normal business hours , to the extent such books and records are required for the Bankruptcy Case or are necessary for Debtor or Software International to file post-Closing Tax Returns, until the later of (a) the sixth anniversary of the Closing Date or (b) the date the Bankruptcy Court enters an order closing the Bankruptcy Case. In addition, until the later of (a) the sixth anniversary of the Closing Date or (b) the date the Bankruptcy Court enters an order closing the Bankruptcy Case, Purchaser shall cause the CDC Software Companies to provide reasonable assistance to Debtor and Software International, through employees of the CDC Software Companies, in order for Debtor and Software International to record entries relating to the closing the books relating to the CDC Software Companies and to prepare and file tax returns related to the businesses of the CDC Software Companies.

SECTION 8.08 RETENTION OF CAUSES OF ACTION. Debtor and Software International hereby acknowledge and agree that the CDC Software Companies shall retain their rights to any and all causes of action against third parties, other than Debtor and Software International, for improper distributions, loans, dividends, payment of improper expenses, or other transfers or conveyances by (or at the expenses of) the CDC Software Companies arising prior to the Closing Date. Purchaser hereby acknowledges and agrees that Debtor and Software International shall retain their rights to any and all causes of action against third parties, other than the CDC Software Companies, for improper distributions, loans, dividends, payment of improper expenses, or other transfers or conveyances by (or at the expenses of) the Debtor or Software International arising prior to the Closing Date.

SECTION 8.09 CONFIDENTIALITY. Software International and Debtor shall not use or divulge any trade secrets, customer or supplier lists, pricing information, marketing arrangements or strategies, business plans, internal performance statistics, training manuals or other information concerning Purchaser, its affiliates or the CDC Software Companies that is competitively sensitive or confidential; provided, however, that this prohibition shall not apply to any information that (A) is publicly available as of the date hereof other than as a result of prohibited disclosure by Software International or Debtor, (B) becomes publicly available other than as a result of prohibited disclosure by Software International or Debtor, (C) is disclosed to Software International or Debtor, as applicable, by any person or entity that is not subject to any confidentiality restriction imposed by Purchaser, its affiliates or the CDC Software Companies, (D) that Software International or Debtor, as applicable, develops independently or (E) Software International or Debtor is required to disclose by Law, but, in the case of (E), Software International or Debtor shall first give Purchaser notice of such law or court order and an opportunity to object, if permitted by such Law. Because the breach or attempted or threatened breach of this restrictive covenant will result in immediate and irreparable injury to Purchaser for which Purchaser will not have an adequate remedy at law, Purchaser shall be entitled, in addition to all other remedies, to a decree of specific performance of this covenant and to a temporary and permanent injunction enjoining such breach, without posting bond or furnishing similar security. The provisions of this Section 8.09 are in addition to and independent of any agreements or covenants contained in any employment, consulting or other agreement between Purchaser or Software International and Debtor.

ARTICLE IX

MISCELLANEOUS

SECTION 9.01 NOTICES. All notices or other communications in connection with this Agreement shall be in writing and shall be considered given when personally delivered or three days after when mailed by registered or certified mail, postage prepaid, return receipt requested, or by overnight courier as follows:

If to Debtor:

CDC Corporation.

2002 Summit Boulevard, Suite 700

Atlanta, GA 30319

Attn: Marcus A. Watson

Chief Restructuring Officer

Email: marc@finleycolmer.net

with a copy to:

Lamberth, Cifelli, Stokes, Ellis & Nason, P.A.

3343 Peachtree Road, Suite 550

Atlanta, GA 30326

Attn: Gregory D. Ellis, Esq.

Fax: 404-262-9911

Email: gellis@lcsenlaw.com

If to Software International:

CDC Software International Corporation

2002 Summit Boulevard, Suite 700

Atlanta, GA 30319

Attn: Joseph D. Stutz

Email: JStutz@cdcsoftware.com

with a copy to:

Solomon Harris
First Caribbean House, PO Box 1990, George Town
Grand Cayman KY1-1104, Cayman Islands
Attn: Sam Dawson, Esq.

Email: SDawson@solomonharris.com

If to Purchaser:

Archipelago Holdings

c/o Vista Equity Partners

2 Prudential Plaza

180 North Stetson Avenue, Suite 4000

Chicago, IL 60601

Attn: James P. Hickey

Email: jhickey@vistaequitypartners.com

with a copy to:

Kirkland & Ellis, LLP
555 California Street
San Francisco, CA 94104
Attn: Fax:	David A. Breach Stuart E. Casillas 415-439-1500

Email: david.breach@kirkland.com

stuart.casillas@kirkland.com

Any party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address set forth above using any other means (including expedited courier, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is delivered to the intended recipient. Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other party notice in the manner set forth in this Section 9.01.

SECTION 9.02 TERMINATION. This Agreement may be terminated as follows:

(a) By Debtor or Purchaser if the acquisition of the CDC Software Shares by Purchaser shall have not been consummated by June 30, 2012 (the “Termination Date”); provided, however, that a party shall not be entitled to terminate this Agreement pursuant to this Section 9.02(a) if it is also in material breach of any provision of this Agreement and such breach would prevent the consummation of the transactions contemplated by this Agreement.

(b) At any time by Debtor upon written notice to Purchaser if Debtor determines in good faith after consultation with counsel that doing so is necessary to comply with its, or its directors’ or officers’, fiduciary obligations under applicable Law (the “Fiduciary Out”);

            (c) By (i) Purchaser if Debtor or Software International fails to cure a material breach of any provision of this Agreement within twenty (20) days after its receipt of written notice of such breach from Purchaser (and such breach results in any condition set forth in Section 5.01 to be incapable of being satisfied prior to the Termination Date), or (ii) Debtor or Software International if Purchaser fails to cure a material breach of any provision of this Agreement within twenty (20) days after its receipt of written notice of such breach from the Debtor or Software International (and such breach results in any condition set forth in Section 5.02 or Section 5.03 to be incapable of being satisfied prior to the Termination Date), provided, however, that a party shall not be entitled to terminate this Agreement pursuant to this Section 9.02(c) if it is also in material breach of any provision of this Agreement.

Notwithstanding any termination right granted in Section 9.02(c), in the event of the non-fulfillment of any condition to a party’s closing obligations, in the alternative, such party may elect to do one of the following: (x) proceed to close despite the non-fulfillment of any closing condition (to the extent legally permissible), it being understood that consummation of the Closing by such party shall be deemed a waiver of each breach of any representation, warranty or covenant of the other party, to the extent expressly waived in writing by such party, and of such party’s rights and remedies with respect thereto; (y) decline to close, terminate this Agreement as permitted by Section 9.02 above, receive the Deposit, if due pursuant to Section 1.04 or the Break-Up Fee, if due pursuant to Section 2.01; or (z) seek specific performance by the other party hereto of such other party’s obligations hereunder which it has failed to perform so that Closing may proceed (it being acknowledged and agreed that the non-breaching party would be damaged irreparably, the remedies available at law to the non-breaching party would be inadequate, and the performance of such other party’s obligations under this Agreement may be specifically enforced). If this Agreement is terminated pursuant to Section 9.02, neither party hereto shall have any claim for monetary damages against the other, except (1) if the circumstances giving rise to such termination were caused by the other party’s willful failure to comply with a material covenant set forth herein, in which event termination pursuant to Section 9.02 shall not be deemed or construed as limiting or denying any legal or equitable right or remedy of such party, and such party shall also be entitled to recover its costs and expenses which are incurred in pursuing its rights and remedies (including reasonable attorneys’ fees) and (2) for the payment of the Deposit, if due pursuant to Section 1.04 and the payment of the Break-Up Fee, if due pursuant to Section 2.01.

SECTION 9.03 ENTIRE AGREEMENT. This Agreement (which includes the schedules and exhibits hereto) sets forth the parties’ final and entire agreement with respect to its subject matter and supersedes any and all prior and contemporaneous understandings, representations, warranties and agreements (whether oral or written) with respect to the subject matter hereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by a written instrument making specific reference to this Agreement signed by all of the parties hereto, PROVIDED, HOWEVER that the existing Mutual Non-Disclosure Agreement between Purchaser and Debtor executed by Debtor on October 14, 2011 (the “Mutual Non-Disclosure Agreement”) shall survive and remain in full force and effect (except with respect to Section 6.13 thereto which Debtor agrees to waive as provided in Section 4.01(f)).

SECTION 9.04 SUCCESSORS. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and assigns; provided, however, that neither this Agreement nor any right or obligation hereunder may be assigned or transferred by any party without the prior written consent of the other parties and any attempt to do so will be void; provided, that Purchaser and its permitted assigns may assign its rights under this Agreement for collateral security purposes to any lender of Purchaser and its affiliates.

SECTION 9.05 PARAGRAPH HEADINGS. The paragraph and section headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.06 FEES AND EXPENSES. Each party hereto will pay its own fees and expenses, including, without limitation, legal, accounting and other professional fees and expenses, incurred in connection with the execution, delivery and performance of this Agreement, whether or not the acquisition of the CDC Software Shares by Purchaser is consummated.

SECTION 9.07 SEVERABILITY. If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, invalid or unenforceable, such provision shall be construed and enforced as if it had been more narrowly drawn so as not to be illegal, invalid or unenforceable, and such illegality, invalidity or unenforceability shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

SECTION 9.08 GOVERNING LAW AND CONSENT TO JURISDICTION. This Agreement shall be governed by and construed and interpreted in accordance with the internal laws of the State of New York. The Bankruptcy Court and District Court, if the jurisdictional prerequisites exist at the time, shall have sole and exclusive jurisdiction to hear and determine any dispute or controversy arising under or concerning this Agreement. In any action or proceeding concerning such dispute or controversy, the parties consent to such jurisdiction and waive personal service of any summons, complaint or other process; a summons or complaint in any such action or proceeding may be served by mail in accordance with Section 9.01.

SECTION 9.09 COUNTERPARTS. This Agreement may be executed in one or more counterparts, any of which may be delivered by facsimile or other digital imaging device (e.g., pdf format) and all of which shall be deemed an original and when taken together shall constitute one and the same instrument.

SECTION 9.10 DEFINITION OF KNOWLEDGE. As used herein, the words “KNOW”, “KNOWLEDGE” or “KNOWN” shall, (i) with respect to Debtor and Software International, mean the actual knowledge of John Clough, Stephen Dexter, Robert Harris, Ken Thompson, Sherri Rodriguez, Jason Rushforth, Mark Sutcliffe, Paul Elswood, Chris Wolfe, Paul Plaia and Monish Bahl, in each case after such person has made due and diligent inquiry as to the matters which are the subject of the statements which are “KNOWN” by Debtor or Software International or made to the “KNOWLEDGE” of Debtor or Software International, and (ii) with respect to Purchaser, mean the actual knowledge of James P. Hickey, Vincent Burkett and Justin Cho, in each case after such individuals have made due and diligent inquiry as to the matters which are the subject of the statements which are “KNOWN” by Purchaser or made to the “KNOWLEDGE” of Purchaser.

SECTION 9.11 NO THIRD-PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any person or entity other than the parties and their respective successors and permitted assigns.

SECTION 9.12 NO OTHER REPRESENTATIONS OR WARRANTIES. Except for the representations and warranties set forth in this Agreement and the other Debtor Documents, Software International Documents and Purchaser Documents (and in any certificate delivered at Closing) and the Schedules hereto, neither the Purchaser, Debtor, Software International nor any other Person makes any representations or warranties, written or oral, statutory, express or implied, with respect to Purchaser, Debtor, Software International or the CDC Software Companies or the negotiation, execution, delivery or performance of this Agreement by Purchaser, Debtor and Software International. WITHOUT IN ANY WAY LIMITING THE FOREGOING, DEBTOR AND SOFTWARE INTERNATIONAL HEREBY DISCLAIM ALL IMPLIED WARRANTIES OF MERCHANTABILITY, USABILITY, SUITABILITY AND FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE EXPRESSLY EXCLUDED.

ARTICLE X

DEFINITIONS

SECTION 10.01 CERTAIN DEFINED TERMS. As used in this Agreement the following terms have the following respective meanings:

Agreement: has the meaning given to such term in the preamble hereof.

Approval or Approvals: means all approvals and authorizations that are required under the Bankruptcy Code for Debtor to take corporate action.

Approval Order: has the meaning given to such term in Section 4.01(e) hereof.

Bankruptcy Case: has the meaning given to such term in the preamble hereof.

Bankruptcy Code: has the meaning given to such term in the preamble hereof.

Bankruptcy Court: has the meaning given to such term in the preamble hereof.

Bidding Procedures Motion: has the meaning given to such term in Section 4.01(e) hereof.

Bidding Procedures Order: has the meaning given to such term in Section 4.01(e) hereof.

Break-Up Fee: has the meaning given to such term in Section 2.01 hereof.

Business Day: means any day other than a Saturday, Sunday or other day on which commercial banks in New York City, New York are authorized or required by Law to be closed.

CDC Software: CDC Software Corporation, a Cayman Islands exempted company, as defined in the preamble hereof.

CDC Software Companies: means CDC Software and its subsidiaries as set forth on Schedule 3.01(g).

CDC Software Shares: has the meaning given to such term in the preamble hereof.

Closing: has the meaning given to such term in Section 1.05 hereof.

Closing Date: has the meaning given to such term in Section 1.05 hereof.

COBRA: means Section 4980B of the Code (or similar state law).

Code: means the Internal Revenue code of 1986, as amended.

Competing Transaction: means any transaction that directly or indirectly, through another person or entity, seeks, solicits, negotiates, supports or encourages the formulation, preparation, filing or prosecution of any plan, plan proposal, restructuring proposal or offer of dissolution, scheme of arrangement, winding up, liquidation, sale or disposition, reorganization, merger or restructuring of Debtor, Software International, any of the CDC Software Companies or any of the CDC Software Shares, or any other transaction that could reasonably be expected to prevent, interfere with, delay or impede the approval of this Agreement.

Competing Transaction Event: means the consummation and closing by Debtor or Software International of a Competing Transaction that does not involve Purchaser (or any of its affiliates).

Debtor: CDC Corporation, a Cayman Islands exempted company, as defined in the preamble hereof.

Debtor 401(k) Plan: has the meaning given to such term in Section 8.05(b) hereof.

Debtor Documents: has the meaning given to such term in Section 3.01(d)(i) hereof.

Debtor’s Law Firm: has the meaning given to such term in Section 1.04 hereof.

Delivery Date: has the meaning given to such term in Section 1.03(b)(ii) hereof.

Deposit: has the meaning given to such term in Section 1.04 hereof.

Deposit Escrow Agreement: means the escrow agreement substantially in the form attached hereto as Exhibit A.

Dispute Notice: has the meaning given to such term in Section 1.03(b)(ii) hereof.

District Court: means the United States District Court for the Northern District of Georgia, Atlanta Division.

DOJ: has the meaning given to such term in Section 8.03 hereof.

Employee Benefit Plan: means any employee benefit plan (as such term is defined in Section 3(3) of ERISA) and any other benefit plan, program or arrangement that is maintained, sponsored or contributed or required to be contributed to by Debtor and its ERISA Affiliates or with respect to which Debtor or any of its ERISA Affiliates has any current or potential liability

ERISA: means the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate: has the meaning given to such term in Section 3.01(o)(2) hereof.

Escrow Agent: SunTrust Bank.

Equity Commitment: has the meaning given to such term in Section 3.02(f) hereof.

Equity Commitment Letter: has the meaning given to such term in Section 3.02(f) hereof.

Equity Commitment Investor: has the meaning given to such term in Section 3.02(f) hereof.

Excluded Employees: has the meaning given to such term in Section 8.05(a) hereof.

Execution Date: means the date on which all parties have signed the Agreement.

Fiduciary Out: has the meaning given to such term in Section 9.02(b) hereof.

Final Order: means an order, judgment, or other decree of the Bankruptcy Court that has not been vacated, reversed, modified, amended, or stayed, and for which the time to further appeal or seek review or rehearing has expired with no appeal, review or rehearing having been filed or sought.

Financial Statements: has the meaning given to such term in Section 3.01(p) hereof.

FTC: has the meaning given to such term in Section 8.03 hereof.

GAAP: means U.S. generally accepted accounting principles, as in effect from time to time, consistently applied.

Governmental Body: means any federal, national, supranational, foreign, state, provincial, local, county, municipal or other government, any governmental, regulatory or administrative authority, agency, department, bureau, board, commission or official or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, or any court, tribunal, judicial or arbitral body.

Hart-Scott-Rodino Act: means Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

Insiders: has the meaning given to such term in Section 3.01(l)

Intercompany Obligations: has the meaning given to such term in Section 8.01 hereof.

Know, Knowledge or Known: has the meaning given to such term in Section 9.10 hereof.

Law: means any federal, national, supranational, foreign, state, provincial, local, county, municipal or similar statute, law, common law, writ, injunction, decree, guideline, policy, ordinance, regulation, rule, code, Order, constitution, treaty, requirement, judgment or judicial or administrative doctrines enacted, promulgated, issued, enforced or entered by any Governmental Body.

Liens: has the meaning given to such term in Section 1.01 hereof.

Loss: means any loss, liability, deficiency, Tax, damage or expense (including reasonable legal expenses and costs, consultants’ fees and expenses, and including interest and penalties).

Material Adverse Effect: as to a Person, means a material adverse effect on the business, operations, assets, condition (financial or otherwise), liabilities, or results of operations, of such Person, or the ability of such Person to consummate the transactions contemplated by this Agreement, other than, in each case, such effects as may result from changes in (i) general industry conditions, but only to the extent that the change or effect thereof on the Person is not disproportionately more adverse than the change or effect thereof on comparable companies or businesses in the industry in which the Person competes, (ii) general economic conditions (including prevailing interest rates and financial market conditions), but only to the extent that the change or effect thereof on the Person is not disproportionately more adverse than the change or effect thereof on comparable companies or business in the industry in which the Person competes, (iii) applicable Laws, (iv) applicable accounting principles or (v) acts of war or terrorism. When used with respect to the CDC Software Companies, “Material Adverse Effect” shall mean Material Adverse Effect on the CDC Software Companies, taken as a whole.

Mutual Non-Disclosure Agreement: has the meaning given to such term in Section 9.03 hereof.

Order: means any order, writ, judgment, injunction, decree, rule, ruling, directive, stipulation, determination or award made, issued or entered by or with any Governmental Body, whether preliminary, interlocutory or final.

Person: means an individual, partnership, venture, unincorporated association, organization, syndicate, corporation, limited liability company, or other entity, trust, trustee, executor, administrator or other legal or personal representative or any government or any agency or political subdivision thereof.

Proprietary Rights: means all of the following throughout the world: (i) patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) and any reissues, continuations, continuations-in-part, divisions, continued prosecution applications, extensions, as well as all reissues or reexaminations thereof; (ii) trademarks, service marks, trade dress, logos, slogans, trade names, Internet domain names, corporate names and other indicia of source and all registrations and applications for registration thereof, together with all goodwill associated therewith; (iii) copyrights and works of authorship, and all registrations and applications for registration thereof; (iv) mask works and all registrations and applications for registration thereof; (v) computer software (including, without limitation, source code, object code, data, data bases and related documentation); (vi) trade secrets, confidential information, and proprietary data and information (including, without limitation, compilations of data (whether or not copyrighted or copyrightable), ideas, formulae, compositions, blends, processes, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, improvements, proposals, technical data, financial and accounting data, business and marketing plans, and customer and supplier lists and related information); (vii) all other intellectual property rights; and (viii) all copies and tangible embodiments of the foregoing (in whatever form or medium).

Purchase Price: has the meaning given to such term in Section 1.02 hereof.

Purchaser: Archipelago Holdings, a Cayman Islands exempted company, as defined in the preamble hereof.

Purchaser Documents: has the meaning given to such term in Section 3.02(b) hereof.

Retained Welfare Plan Liabilities: has the meaning given to such term in Section 8.05(a) hereof.

Rights: has the meaning given to such term in Section 2.01(f) hereof.

Sale Motion: has the meaning given to such term in Section 4.01(e) hereof.

Services Agreement: means the Services Agreement dated August 6, 2009 by and between CDC Software and Debtor, as amended by that certain Addendum No. 1 to Services Agreement dated May 28, 2010 as further amended by Addendum No. 2 to Services Agreement effective October 1, 2010.

Software International: CDC Software International Corporation, a Cayman Islands exempted company, as defined in the preamble hereof.

Software International Documents: has the meaning given to such term in Section 3.01(d)(2) hereof.

Tax or Taxes: has the meaning given to such term in Section 3.01(i) hereof.

Tax Return: has the meaning given to such term in Section 3.01(i) hereof.

Trademark License Agreement: means the Trademark License Agreement dated August 6, 2009 by and between Debtor and CDC Software.

Transferred Employees: has the meaning given to such term in Section 8.05(d) hereof.

Welfare Benefit Plans: has the meaning set forth in Section 8.05(a).

IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date first above written.

CDC CORPORATION

By:       /s/ Marcus A. Watson
Name: Marcus A. Watson
Title: Chief Restructuring Officer

CDC SOFTWARE INTERNATIONAL CORPORATION

By:       /s/ Joseph D. Stutz
Name: Joseph D. Stutz
Title:

ARCHIPELAGO HOLDINGS

By:       /s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT]
DISCLOSURE SCHEDULE
TO
SHARE PURCHASE AGREEMENT
BY AND AMONG
CDC CORPORATION, CDC SOFTWARE INTERNATIONAL CORPORATION
AND
ARCHIPELAGO HOLDINGS
DATED AS OF FEBRUARY 1, 2012

Disclosure Schedule

This Disclosure Schedule (“Disclosure Schedule”) is delivered pursuant to that certain SHARE PURCHASE AGREEMENT (the “Purchase Agreement”) dated as of February 1, 2012, by and among CDC Corporation, a Cayman Islands exempted company (“Debtor”), CDC Software International Corporation, a Cayman Islands exempted company (“Software International”), and Archipelago Holdings, a Cayman Islands exempted company (“Purchaser”). Capitalized terms used in the Disclosure Schedule and not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement.

Any disclosure set forth on any particular schedule of this Disclosure Schedule shall be treated as disclosed with respect to all other schedules of this Disclosure Schedule and all other sections of the Purchase Agreement to the extent that the applicability of such item to such other schedules and such other sections of the Purchase Agreement is reasonably apparent.

The specification of any dollar amount in the representations and warranties contained in the Purchase Agreement shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or similar terms in the Purchase Agreement. The fact that any specific item or information is disclosed in any section of the Disclosure Schedule is not intended to imply that such item or information is required to be disclosed by the Purchase Agreement or that such item is “material” or gives rise to or is a “Material Adverse Effect.” Nothing contained herein is intended to or shall be deemed to broaden the scope of any representation or warranty contained in the Purchase Agreement or create any covenant on the part of Debtor or Software International. The inclusion of any item in any particular schedule of this Disclosure Schedule shall not constitute evidence that such item is required to be disclosed in this Disclosure Schedule or an admission or acknowledgment by Debtor or Software International. Certain matters disclosed in this Disclosure Schedule have been disclosed for informational purposes only. No general disclosure in any particular schedule herein shall be limited by any more specific disclosure in either that particular schedule or any other schedule of this Disclosure Schedule. The fact that any item is disclosed in any particular schedule of this Disclosure Schedule shall not give rise to any implication that the failure to disclose it would result in any breach of any representation or warranty contained in the Purchase Agreement.

In disclosing the information set forth in this Disclosure Schedule, neither Debtor nor Software International waives any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

Schedule 3.01(a)(2)
Schedule of jurisdictions in which CDC Corporation and CDC Software International are duly licensed to transact and conduct business and are in good standing

CDC Corporation is an exempted company with limited liability formed under the Companies Law of the Cayman Islands with a registered address in the Cayman Islands.

CDC Software International Corporation is an exempted company with limited liability formed under the Companies Law of the Cayman Islands with a registered address in the Cayman Islands.

Schedule 3.01(f)
Schedule of outstanding Rights Regarding CDC Software Shares1

Schedule 3.01(g)
Schedule of Direct and Indirect Subsidiaries

[1]	Provided that the options that are not accounted for on this Schedule do not exceed the greater of 60,000 outstanding options or $630,000 assuming treasury-stock method, the representation made in Section 3.01(f) shall not be deemed breached.

Schedule 3.01(h)
Pending Litigation

		Location of Dispute
		/ Litigation			Claim / Estimate of	Covered by
Plaintiff(s)	Defendant(s)	Proceedings	Nature of Dispute	Status	Maximum Liability	Insurance (Y/N)
Mark Elconin and Al Smith	CDC Software, Corporation	San Francisco, CA	Dispute over holdback
from acquisition
transaction:
As part of
acquisition, $5.0M
was placed in escrow
as holdback for
breaches of reps and
warranties for
acquisition of
Saratoga. In October
2008, CDCS claimed
full amount of escrow
against former
shareholders of
Saratoga (Elconin &
Smith), who disputed
CDCS’ claims and
initiated arbitration
seeking $5M in escrow
and $500K in attorney
			fees and costs.
By interim award,
in July 2010, the
panel awarded
$170,000 to CDCS
and the remainder
of the escrowed
amount to Elconin
and Smith. The
Superior Court of
California (San
Francisco County)
confirmed the award
in November 2010.
The proceeds of the
escrow account have
been disbursed.
Counsel for Elconin
and Smith have
confirmed the
arbitration award
and are currently
pursuing the award
of attorney’s fees
entered against the
Company.
Dispute ongoing
regarding amount of
Elconin/Smith’s
attorney fees we
will be required to
pay.
Elconin/Smith’s
counsel has
obtained California
judgment for
attorney fees and
has domesticated
judgment in GA.
Elconin/Smith have
served
post-judgment
discovery and are
proceeding with
collection.
					Through 1/26/2012 - $511,600	N

A. Menarini Industrie Farmaceutiche Riunite S.r.l. & Menarini France	Ross Systems, Inc., Grupo CDC Software Iberica, Ross Systems Europe N.V., CIMEX France	France	Breach of Software License and Maintenance Agreement; Claiming Indemnification
A hearing on the
request for
appointment of a
special master was
held in April 2009
and in May 2009 the
special master
declined to rule on
the matter. The
special master’s
ruling was reversed
on appeal and the
matter proceeded
with examination by
an independent
technical expert.
The technical
expert concluded
that alleged
anomalies in the
software likely
contributed to
approximately $1.4M
of A. Menarini’s
claimed damages.
An initial
procedural hearing
was scheduled in
the Commercial
Court of Paris on
September 8, 2011.
The Court’s Expert
has delivered a
preliminary opinion
in favor of
Menarini in amount
of $1.4M, but has
not rendered
decision on
Menarini’s claim
for tax credits of
over $6M. Menarini
initiated formal
proceedings in
October 2011 and
submitted their
first exhibits.
CDC first exhibits
due in February
2012.
					Approximately €10.0 million	E&O carrier is on notice

Advanced Environmental Recycling Technologies, Inc. (AERT)	Ross Systems, Inc.	Arkansas	Fraud, deceptive trade practices, breach of contract (failed software implementation) Ross Systems, Inc. has filed a counter-claim for breach of contract
Software
implementation
case. AERT filed
Complaint on
November 24, 2009.
Ross filed Answer
and Counterclaim on
December 30, 2009,
denying AERT claims
and seeking payment
for unpaid
invoices. On
January 14, 2010,
Court struck Ross’
Answer for
discovery
deficiencies and
entered judgment
for AERT. Ross
filed Motion for
Reconsideration
which was denied
and has appealed
Order striking
Answer. Arkansas
Supreme Court
upheld Order
striking Answer and
matter now returns
to trial court for
discovery and trial
on damages. Trial
date set in
September 2012.
					AERT claimed damages: $1,600,000	Insurance has denied coverage based on striking of Answer.

Daniele International, Inc.	Ross Systems, Inc.	N/A	Potential claim of failed software implementation	No action initiated, but has been threatened in writing.	Anticipated $192,000	N (carrier not yet notified)

Frontier Communities, Inc.	Pivotal Corporation	N/A	Potential claim of failed software implementation	No action initiated, but has been threatened in writing.	Unknown	N (carrier not yet notified)

Flavor Specialties, Inc.	Ross Systems, Inc.	N/A	Potential claim of failed software implementation	No action initiated, but has been threatened in writing.	Unknown	N (carrier not yet notified)

Wachovia Bank, N.A.	CDC Software, Inc.	N/A	Contractual expense reimbursement/fee dispute; relates to a claim for legal fees of Wachovia’s counsel incurred in connection with a proposed line of credit transaction in 2008.	No action initiated, but has been threatened in writing.	Anticipated $222,000	N (carrier not yet notified)

CDC Iberica	Benjumea	Spain	Nonpayment/defective software implementation
CDC claims payment
of €16,523.21 from
Benjumea. The
latter
counterclaims
against CDC,
claiming the amount
of €25,472.44 due
to defective
installation of
Ross software. On
November 11, 2010,
CDC filed the
demurer to
Benjumea’s
counterclaim.
Following the
preliminary hearing
held last February
8, 2011, the date
of judgment will be
April 18 2011. On
April 5, 2011, an
expert (required by
Benjumea) that is
supposed to submit
a report by April
18, 2011 has
informed the court
that may not be
able to submit the
report on time. CDC
objected. The Judge
should decide
whether to suspend
the judgment or
not.
					$36,720

Hot Dev & Quarterback	Praxa	Australia	Refund of reversed revenue	Not yet filed. Potential claim for refund of revenue reversed as part of the PlanTec/Peter Johnson fraud allegations arising from Johnson side deals intended to inflate his earn-out payment for FY 2008.	$284,000

Sandra Spinek	Pivotal Corp France SA	France	Unfair dismissal claim	Plaintiff claims unfair dismissal, while Company denies allegations and asserts that Plaintiff was terminated due to professional insufficiency. The matter was heard in May 2011 and postponed further until February 2012.	$103,000

Harris Woolf	Ross Systems, Inc. CDC Software Corporation	N/A	Alleged failed software implementation.	After the parties were unable to successfully negotiate a settlement of this matter, the customer filed suit in US District Court for the Eastern District of California alleging rescission, fraud and other fraud-related claims in connection with an alleged failed software implementation. Recent mediation was unsuccessful and the parties are proceeding to discovery.	$8,315,722.00	Insurer has been notified

Sylvia Schoone	Pivotal Corp France SA	France	Unfair dismissal	Claim for unfair dismissal. Schoone was one of 4 people made redundant as a collective redundancy on April 29, 2009. Schoone alleges that her dismissal was unfair and that she has not received the variable renumeration to which she was entitled and brought claims in Labour Court of Paris. Schoone did not appear for the three previous conciliation hearings, the latest being 24 November 2010. She has until 24 November 2012 to fix another hearing date.	$168,000

Manning & Marder Kass Ellrod Ramirez (”M&M”)	CDC Corporation CDC Software Corp Ross Systems	California	Invoice dispute	Demand letter regarding nonpayment of invoices relating to M&M’s representation in Elconin/Smith arbitration and Pure Bioscience litigation. Received demand letter in July 2011 for approx $57K (total amount invoiced for one of two matters in which services were provided). Complaint filed in Los Angeles Superior Court. Answer due February 1, 2012. CDC Software and Ross also filed Demand for Arbitration on 1-31-12.	$111,000	N

Womble Carlyle Sandridge & Rice	Ross Systems & CDC Software Corporation	N/A	Invoice dispute	Former law firm likely to pursue claim for unpaid invoices. No formal proceedings initiated.	$817,400	N

Schedule 3.01(l)
Interested Party Transactions

CDC Global Services Hong Kong Limited provides services to CDC Software NA, including software engineering outsourcing services, pursuant to the Offshore Development Center (ODC) Services Agreement, dated January 1, 2011. The amounts billed under this agreement were as follows:

January 2011: $9,872.50
February 2011: $5,885.00
March 2011: $4,922.50
April 2011: $13,695.00
May 2011: $16,390.00
June 2011:$16, 802.50
July 2011: $13,392.50
August 2011: $13,722.50
September 2011:$13,035.00

CDC Global Services Hong Kong Limited also provides similar services to subsidiaries and divisions of CDC Software that are billed from time to time.

Services Agreement dated August 6, 2009 by and between CDC Software and Debtor, as amended by that certain Addendum No. 1 to Services Agreement dated May 28, 2010 as further amended by Addendum No. 2 to Services Agreement effective October 1, 2010.

Trademark License Agreement dated August 6, 2009 by and between Debtor and CDC Software.

Schedule 3.01(p)
Financial Statements

Schedule 3.02(d)

NONE

Schedule 3.02(e)

NONE

Vista Equity Partners Fund IV, L.P.
2 Prudential Plaza
180 N. Stetson Avenue
Suite 4000
Chicago, IL 60601
Telephone: (312) 229-9500
Telecopier: (312) 229-9599

February 1, 2012

Archipelago Holdings
c/o Vista Equity Partners IV, L.P.
2 Prudential Plaza
180 N. Stetson Avenue
Suite 4000
Chicago, IL 60601
Attention: James Hickey

CDC Corporation
2002 Summit Boulevard, Suite 700
Atlanta, GA 30319
Attention: General Counsel

Ladies and Gentlemen:

Reference is made to that certain Share Purchase Agreement (the “Purchase Agreement”) dated as of the date hereof, by and among CDC Corporation, a Cayman Islands exempted company (“Debtor”), CDC Software International Corporation, a Cayman Islands exempted company and wholly owned subsidiary of Debtor (“Software International” and, together with Debtor the “Sellers”) and Archipelago Holdings, a Cayman Islands exempted company (“Buyer”). Capitalized terms used and not otherwise defined in this letter shall have the meanings ascribed to such terms in the Purchase Agreement.

1. We are pleased to advise you that Vista Equity Partners Fund IV, L.P., on behalf of itself and one or more of its affiliated funds to be designated by it (“Vista”), is committed, conditioned upon the prior satisfaction (and not waiver) in full of each and all of the conditions precedent to Buyer’s obligation to consummate and cause the consummation of the transactions contemplated by the Purchase Agreement which are to occur on the Closing Date (the “Transaction”) set forth in Section 5.01 of the Purchase Agreement and to the contemporaneous closing of the Transaction, to invest (or cause to be invested) for equity securities (as determined by us) of Buyer, at or prior to the Closing, in accordance with the terms and subject to the conditions set forth in this letter, directly or indirectly, an amount up to $249,788,301.00 (the “Commitment”), it being understood and agreed that Vista shall not, under any circumstances, be obligated to (or cause any other Person to) contribute to, purchase equity or otherwise provide funds to Buyer (or any other Person in respect of a possible Transaction) in an amount in excess of the Commitment. The amount of the Commitment shall be reduced on a dollar-for-dollar basis by the amount of any third-party financing obtained by Buyer or its affiliates at or prior to the closing of the Transaction. The Sellers are intended third-party beneficiaries of the obligations of Vista set forth in this paragraph 1.

2. Vista hereby unconditionally and irrevocably guarantees (the “Guarantee”) by way of an independent obligation to Sellers, the due and punctual payment of the pre-Closing payment obligations of Buyer, if any, to Sellers under the Purchase Agreement, when and as the same shall arise and become due and payable in accordance with the terms of and subject to the conditions contained in the Purchase Agreement (the “Guaranteed Obligations”). The liability of Vista pursuant to the Guarantee shall not exceed the amount of the Commitment. The Guarantee shall automatically terminate and expire without any action on the part of any person immediately upon the earliest to occur of (i) the consummation of the Transaction, (ii) the expiration or termination of the Purchase Agreement in accordance with the terms thereof, (iii) the retention of the Deposit by Debtor and (iv) the date as of which Vista invests or has otherwise funded an amount equal to the Commitment. This is a guaranty of payment and not merely of collection. Vista waives (a) any and all notice of the creation, renewal, extension or accrual of the Guaranteed Obligations and notice of or proof of reliance by Sellers upon this Guarantee or acceptance of this Guarantee, and (b) any right to require, and the benefit of all laws now or hereafter in effect giving Vista the right to require, any prior enforcement of the Purchase Agreement against Buyer by Sellers. Vista agrees that (x) any notice provided to Buyer under the Purchase Agreement (including any demand for payment or notice of default or non-payment) shall be deemed to constitute notice to Vista for purposes hereof, and (y) any delay in enforcing or failure to enforce any rights against Buyer under the Purchase Agreement shall not in any way affect the liability of Vista hereunder. Vista hereby waives all rights and benefits which might accrue to it by reason of any bankruptcy, arrangement, reorganization, or similar proceedings involving Buyer, and agrees that Vista’s liability hereunder for the Guaranteed Obligations shall not be affected by any modification, limitation or discharge of the obligations of Buyer or Vista that may result from any such proceeding. To the extent permitted by Law, Vista hereby waives the benefit of all Laws now or hereafter in effect in any way limiting or restricting the liability of Vista hereunder. Nothing in this letter shall be deemed to constitute a waiver of, or prevent Vista from asserting, any valid defense to payment of the Guaranteed Obligations that may be asserted by Vista or by Buyer.

3. Except as set forth in the immediately preceding paragraphs 1 and 2, (a) the Commitment is solely for the benefit of Buyer and is not intended (expressly or impliedly) to confer any benefits on, or create any rights in favor of, any other Person) and (b) the Guarantee is solely for the benefit of Sellers and is not intended (expressly or impliedly) to confer any benefits on, or create any rights in favor of, any other Person). Nothing set forth in this letter contains or gives, or shall be construed to contain or to give, any Person (other than Buyer and Sellers), including any Person acting in a representative capacity, any remedies under or by reason of, or any rights to enforce or cause Buyer to enforce, the commitments set forth herein, nor shall anything in this letter be construed, to confer any rights, legal or equitable, in any Person other than Buyer and Sellers. Without limiting the foregoing, none of the creditors of Buyer or its affiliates shall have any direct or indirect right to enforce this letter or to cause Buyer to enforce this letter.

4. Vista’s obligation to fund the Commitment will terminate and expire on the earliest to occur of (i) the consummation of the Transaction, (ii) the expiration or termination of the Purchase Agreement in accordance with the terms thereof, (iii) any amendment to the Purchase Agreement not consented to in writing by Vista, (iv) the retention of the Deposit by Debtor, (v) the date as of which Vista invests or has otherwise funded an amount equal to the Commitment hereunder and (vi) the outside date set forth in Section 9.02(a) of the Purchase Agreement (such earliest date, the “Commitment Expiration Date”); provided that Vista will not be liable for a breach of its Commitment under paragraph 1 of this letter unless Buyer is liable for a breach of the Purchase Agreement; provided, further, that to seek recovery from Vista for any such breach of this letter, litigation must be commenced against Vista with respect thereto in a court of competent jurisdiction no later than thirty days following the termination of the Commitment hereunder. From and after the Commitment Expiration Date, Vista shall have no further liability or obligation to any Person as a result of the Commitment.

5. Vista hereby represents and warrants to Sellers that (i) it has all limited partnership power and authority to execute, deliver and perform this letter, (ii) the execution, delivery and performance of this letter by it has been duly and validly authorized and approved by all necessary limited partnership action, and no other proceedings or actions on the part of it are necessary therefor, (iii) this letter has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms (subject to (A) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (B) general equitable principles (whether considered in a proceeding in equity or at law)), (iv) it has (and at all times prior to the termination of this letter will have), directly or indirectly, aggregate uncalled capital commitments in excess of the Commitment, and (v) the execution, delivery and performance by the undersigned of this letter do not and will not (A) violate its organizational documents, (B) violate any applicable Law, or (C) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the  loss of any benefit under, any material contract to which it is a party.

6. In addition to the foregoing, in the event that Buyer, Sellers or any of their respective affiliates (i) asserts in any litigation or other proceeding that any of the limitations on Vista’s liability herein are illegal, invalid or unenforceable in whole or in part, (ii) asserts any theory of liability against Vista, its affiliates, or any of their respective related parties with respect to the transactions contemplated by the Agreement or hereunder, other than Vista’s Commitment under the express provisions of this letter, and under the limited circumstances specified in this letter, (iii) seeks as a remedy anything other than specifically enforcing the terms of this letter to require Vista to fulfill the Commitment pursuant to this letter or (iv) requires Vista to contribute or otherwise fund any amounts in excess of the Commitment, then (A) Vista’s obligations under this letter shall terminate ab initio and be null and void, (B) if Vista or its affiliates have previously made any payments under this letter, Vista or such affiliates shall be entitled to recover such payments and Sellers shall return or cause to be returned to Vista or such affiliates any such payments received by Sellers, its affiliates or any of their respective designees in the event of any such assertion or requirement from Sellers or any of its affiliates and (C) none of Vista, its affiliates, or any of their respective related parties shall have any liability or obligation to any Person in connection with the Agreement or this letter, whether based upon contract, tort or any other claim or legal theory. The foregoing sentence shall survive any termination of this letter.

7. Vista reserves the right, prior to or after execution of definitive documentation for the financing transactions contemplated hereby, to assign any portion of its Commitment hereunder to one or more affiliates, financing sources or other investors, and upon the actual funding of such assigned portion of the Commitment effective upon the closing of the Transaction, Vista shall have no further obligation to Buyer (or any other Person) with respect thereto.  The rights of Buyer and Sellers under this letter may not be assigned in any manner without Vista’s prior written consent and any attempted assignment in violation of this provision shall be null and void and shall render the Commitment or Guarantee, as applicable, of no further force or effect.

8. This letter reflects the entire understanding of the parties with respect to the subject matter hereof and shall not be contradicted or qualified by any other agreement, oral or written, before the date hereof. This letter may not be waived, amended or modified except by an instrument in writing signed by each of the parties hereto. Notwithstanding anything to the contrary set forth herein, neither this letter, the Commitment or the Guarantee shall be effective unless there has been prior execution and delivery of the Purchase Agreement by Buyer and Sellers.

9. Notwithstanding anything that may be expressed or implied in this letter, each of the Buyer and Sellers, by its acceptance of the benefits of this letter, covenants, agrees and acknowledges that no Person other than the undersigned shall have any obligation hereunder and that no recourse hereunder, under the Purchase Agreement or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, direct or indirect stockholder, affiliate or assignee (other than a permitted assignee of the Commitment hereunder) of the undersigned (and to the extent a portion of the Commitment is assigned to one or more permitted assignees, such permitted assignees) or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate, controlling person, representative or assignee (other than a permitted assignee of the Commitment hereunder) of any of the foregoing (each, a “Related Person”), whether by or through attempted piercing of the corporate veil, or by or through a claim by or on behalf of Sellers against any Related Person, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Related Person in connection with this letter, the Purchase Agreement or any documents or instrument delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligations or their creation.

10. This letter shall be treated as confidential and is being provided to Buyer and Sellers solely in connection with their execution of the Purchase Agreement. This letter may not be used, circulated, quoted or otherwise referred to in any document, except with the prior written consent of the undersigned.

11. This letter shall be governed by and construed in accordance with the internal laws of the State of New York, disregarding any conflicts of law provisions which may require the application of the law of another jurisdiction. Each party to this letter (and beneficiary, if any) pursuing remedies under this letter hereby irrevocably and unconditionally agrees that any action, suit or proceeding, at law or equity, arising out of or relating to the Commitment, the Guarantee, this letter or any agreements or transactions contemplated hereby shall only be brought in the United States District Court for the Southern District of New York or, if such court will not accept jurisdiction, the Supreme Court of the State of New York or any court of competent civil jurisdiction sitting in New York County, New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action, suit or proceeding. Each party hereto and beneficiary pursuing remedies hereunder hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this paragraph. Under no circumstances shall Vista be liable to any person for punitive, exemplary, indirect, treble, consequential or special damages.

12. EACH PARTY TO THIS LETTER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR

RELATING TO THIS LETTER OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE, AND ENFORCEMENT HEREOF.

13. In consideration of the undersigned’s execution and delivery of this letter, Buyer agrees, whether or not the transactions contemplated by the Purchase Agreement are consummated, (a) to pay and hold Vista (and its affiliates, and their respective directors, partners, officers, employees, agents and advisors) harmless from and against any and all liabilities or losses with respect to or arising out of the Transaction, this letter, or the execution, delivery, enforcement and performance, or consummation, of the Purchase Agreement or any of the other agreements and other transactions referred to herein or in any agreements executed in connection herewith and (b) to pay upon receipt of an invoice the costs and expenses of Vista (including the fees and disbursements of counsel to Vista) arising in connection with the preparation, execution and delivery of this letter.

14. This letter may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement.

15. This letter constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements, written or oral, between them in respect thereof.

* * * * *

If you are in agreement with the terms of this commitment letter, please forward an executed copy of this letter to the undersigned. We appreciate the opportunity to work with you on this transaction.

Yours sincerely,

VISTA EQUITY PARTNERS FUND IV, L.P.
By: Its: By: Its:	Vista Equity Partners Fund IV GP, LLC General Partner VEFIIGP, LLC Senior Managing Member
By:	/s/ Robert F. Smith

Name: Robert F. Smith
Its: Managing Member
Accepted and agreed to as of
the date first above written:
ARCHIPELAGO HOLDINGS
By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director
CDC CORPORATION

By:	/s/ Marcus A. Watson

Name: Marcus A. Watson Title: CRO

CDC SOFTWARE INTERNATIONAL CORPORATION

By:	/s/ Joseph D. Stutz

Name: Joseph D. Stutz Title: Chief Executive Officer

GENERAL RELEASE AGREEMENT

THIS GENERAL RELEASE AGREEMENT (“General Release”) is entered into as of              , 2012, by and between CDC Software Corporation, a Cayman Islands exempted company (“CDC Software” and, together with its subsidiaries, “CDC Software Companies”), CDC Corporation, a Cayman Islands exempted company (“Debtor”) and CDC Software International Corporation, a Cayman Islands exempted company (“Software International”). CDC Software Companies, Debtor and Software International are sometimes collectively referred to herein as the “Parties” and individually as a “Party”. Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement (as defined below).

WHEREAS, Archipelago Holdings, a Cayman Islands exempted company (the “Purchaser”), Debtor and Software International are parties to a Share Purchase Agreement, dated as of February 1, 2012 (as amended or modified from time to time, the “Purchase Agreement”), pursuant to which Debtor and Software International have agreed to sell, and the Purchaser desires to acquire, 87% of the issued and outstanding shares in the capital of CDC Software;

WHEREAS, pursuant to Sections 6.01 and 6.02 of the Purchase Agreement, the Parties have agreed to execute and deliver this General Release;

NOW, THEREFORE, in consideration of the mutual promises, agreements and covenants contained herein, and for other valuable consideration, receipt of which is hereby acknowledged, the undersigned Parties agree that all claims and rights existing at the time of this General Release shall be finally and completely waived and relinquished under this General Release under the following terms and conditions:

1. The CDC Software Companies do hereby unconditionally and irrevocably release, waive and forever discharge Debtor and Software International from any and all claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, excluding any claims or rights arising pursuant to the Purchase Agreement, the Debtor Documents, the Software International Documents, the Bidding Procedures motion, the Bidding Procedures Order, the Approval Order or the Sale Motion. The CDC Software Companies understand that this is a full and final release of the above-described claims, demands, causes of action and liabilities, whether or not known, suspected or claimed, that could have been asserted in any legal or equitable proceeding against Debtor and Software International.

2. Debtor does hereby unconditionally and irrevocably release, waive and forever discharge the CDC Software Companies from any and all claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, excluding any claims or rights arising pursuant to the Purchase Agreement, the Debtor Documents, the Software International Documents, the Bidding Procedures motion, the Bidding Procedures Order, the Approval Order or the Sale Motion. Debtor understands that this is a full and final release of the above-described claims, demands, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, that could have been asserted in any legal or equitable proceeding against the CDC Software Companies.

3. Software International does hereby unconditionally and irrevocably release, waive and forever discharge the CDC Software Companies from any and all claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, excluding any claims or rights arising pursuant to the Purchase Agreement, the Debtor Documents, the Software International Documents, the Bidding Procedures motion, the Bidding Procedures Order, the Approval Order or the Sale Motion. Software International understands that this is a full and final release of the above-described claims, demands, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, that could have been asserted in any legal or equitable proceeding against any of the CDC Software Companies.

4. Each of the Parties acknowledges that such Party is aware that such Party may hereafter discover claims or facts in addition to or different from those which such Party now knows or believes to be true with respect to the matters released herein, but that it is the intention of such Party to fully, finally and forever, waive, release and relinquish all such matters and all such claims relative thereto which do exist, may exist or heretofore have existed. In furtherance of such intention, the releases given herein shall be and remain in effect as full and complete releases of any such additional or different claims or facts relative thereto.

5. Subject to the Bankruptcy Court’s approval of the Purchase Agreement, each of the Parties represents and warrants that there are no liens, or claims of lien, or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein and that he or it has not transferred or otherwise alienated any such claims or causes of action; and further, that such Party is fully authorized and entitled to execute and deliver this General Release and to give the releases specified herein.

6. This General Release contains the entire agreement between the parties hereto and constitutes the complete, final and exclusive embodiment of their agreement with respect to the subject matter hereof. The terms of this General Release are contractual and not mere recitals. This General Release is executed without reliance upon any promise, warranty or representation by the Parties hereto or any of their respective representatives, and each of the Parties has carefully read this General Release, has been advised of its meaning and consequences by his or its attorney, and signs the same of such Party’s own free will.

7. This General Release shall inure to the benefit of each party and each of its predecessors, successors and assigns, all of whom shall be considered third party beneficiaries hereunder.

8. This General Release shall be governed by and construed and interpreted in accordance with the internal laws of the State of New York. The United States Bankruptcy Court, Northern District of Georgia, Atlanta Division and the United States District Court for the Northern District of Georgia, Atlanta Division Bankruptcy Court, if the jurisdictional prerequisites exist at the time, shall have sole and exclusive jurisdiction to hear and determine any dispute or controversy arising under or concerning this Agreement.

9. This General Release shall not be modified or waived except in a writing signed by both of the Parties.

10. The drafting and negotiations of this General Release have been participated in by each of the Parties and for all purposes the General Release shall be deemed to have been drafted jointly by both of the Parties.

11. This General Release may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This General Release, to the extent signed and delivered by means of a facsimile machine or digital imaging or electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of either Party, the other Party shall re-execute original forms of this General Release and deliver them to the requesting Party. Neither Party hereto shall raise the use of a facsimile machine or digital imaging and electronic mail to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of a facsimile machine or digital imaging and electronic mail as a defense to the formation of a contract and each Party forever waives any such defense.

12. Notwithstanding the foregoing, nothing contained in this General Release shall be construed as an admission by any Party of any liability of any kind to any other Party. Each Party acknowledges that the other Party expressly denies that it is in any way obligated to the other Party, other than pursuant to this General Release itself, the Purchase Agreement, the Debtor Documents, the Software International Documents or to any other agreement contemplated to survive the closing of the transactions contemplated by the Purchase Agreement and to which either of the Parties is a party.

13. The Parties expressly acknowledge and agree that the Purchase Agreement and all other agreements, instruments, certificates and other documents executed and delivered in connection therewith remain in full force and effect in accordance with their original terms and are not modified by this General Release.

14. The prevailing Party or Parties, as determined by a court of competent jurisdiction in a final, non-appealable judgment, shall be entitled to recover from the non-prevailing Party or Parties reasonable costs and expenses incurred by such Party(ies) in connection with any cause of action, enforcement action or other similar matter arising with respect to this General Release.

* * * * *

IN WITNESS WHEREOF, the undersigned have executed this General Release Agreement as of the date first above written.

CDC CORPORATION

By:
Name:
Title:

CDC SOFTWARE INTERNATIONAL CORPORATION

By:
Name:
Title:

CDC SOFTWARE CORPORATION, on behalf of the CDC

Software Companies

By:
Name:
Title:

SCHEDULE 6.02(f)

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”) is made as of      , 2012, by and among CDC Software Corporation, a Cayman Islands exempted company (“Provider”), and CDC Corporation, a Cayman Islands exempted company (“Purchaser”). Provider and Purchaser are sometimes referred to herein as the “Parties” and individually as a “Party.”

WHEREAS, the Purchaser, Archipelago Holdings and CDC Software International Corporation have entered into a Share Purchase Agreement (the “Share Purchase Agreement”) dated as of February 1, 2012, pursuant to which Archipelago Holdings has agreed to acquire 23,789,632 Class B Ordinary Shares in the capital of Provider;

WHEREAS, capitalized terms not otherwise defined herein shall have the meanings set forth in the Share Purchase Agreement; and

WHEREAS, Purchaser desires to purchase from Provider, and Provider is willing to provide to Purchaser, certain transition services on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the agreements and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Transition Services.

(a) During the term of this Agreement as set forth in Section 3 herein, Provider shall provide, or cause to be provided, to Purchaser the administrative services described on Schedule A attached hereto, in the manner and at a relative level of service consistent in all material respects with the past practice of the Provider immediately prior to the date hereof (the “Transition Services”), and Purchaser shall use the Transition Services for substantially the same purposes and in substantially the same manner as the Purchaser had used the Transition Services immediately prior to the date hereof. Notwithstanding anything in this Agreement to the contrary, Provider shall not be obligated in connection with its performance of the Transition Services to: (i) hire any additional employees, consultants or independent contractors, (ii) maintain the employment of any specific current employees, consultants or independent contractors, (iii) maintain any specific level of staffing, (iv) purchase, lease, or license any additional equipment, software, facility or other asset or property, or (v) incur any obligation to make additional monetary payments of any kind. Purchaser shall not resell any of the Transition Services to any Person whatsoever or permit the use of the Transition Services by any Person other than in connection with the conduct of the Purchaser in the ordinary course consistent with past practice.

(b) Purchaser acknowledges that, in connection with providing the Transition Services, Provider will not be required to use its own funds for any (i) service provided by a third party to Purchaser other than pursuant to the Transition Services to be provided under this Agreement or (ii) payment obligation of Purchaser or its affiliates. The Transition Services shall be further subject to the terms and conditions of any agreements applicable thereto between Provider (or any applicable affiliate) and any third party.

(c) Each party hereto agrees that all employees of either party or any of its affiliates, when on the property of the other party or any of its affiliates or when given access to any equipment, computer, software, network or files owned or controlled by the other party or any of its affiliates, shall conform to the rules and regulations of such other party or its affiliates concerning physical, computer, and network health, safety and security which applied during the historical provision of the Transition Services prior to the Closing Date or which are made known to the applicable party in advance in writing.

2. Fees. For each Transition Service rendered under this Agreement, Purchaser will pay Provider the monthly fees set forth opposite the applicable Transition Service in Schedule A attached hereto (the “Fees”) which shall be payable before the 1st day of each month in advance (such day, the “Fees Payment Date”). If the Fees for the upcoming month are not paid on or prior to the Fees Payment Date Provider shall not be obligated to provide the Transition Services associated with such Fees unless and until such Fees are paid. The Fees shall not be prorated for partial months and the full monthly Fee shall be paid with respect to any full or partial monthly period during which Transition Services are provided. Purchaser shall also pay the reasonable out-of-pocket expenses (the “Expenses”) of Provider and its affiliates in providing the Transition Services; provided, however that any single item of expense in excess of $5,000 must be approved by Purchaser prior to incurrence of such expense (such approvals not to be unreasonably withheld). Provider shall invoice Purchaser for the Expenses in accordance with the internal business practices of Provider. All Expenses due Provider shall be paid in cash by Purchaser within ten (10) days of receipt of the invoice (such tenth day, the “Expenses Payment Date”). Any Fees and Expenses not paid by the Fees Payment Date or Expenses Payment Date, as applicable, shall be subject to late charges for such Fees and Expenses, calculated at a rate of 10% per annum from the Fees Payment Date or Expenses Payment Date, as applicable, to the date of payment.

3. Term of Agreement. The term of this Agreement shall commence on the Closing Date and shall continue for a period ending on the date that is not more than 240 calendar days following the Closing Date (the “Termination Date”); provided, however, that (i) Purchaser shall use its commercially reasonable efforts to terminate each Transition Service as soon as reasonably practicable following the Closing and, in any event, each Transition Service shall terminate on the date set forth opposite the applicable Transition Service in Schedule A attached hereto and (ii) Purchaser may terminate any Transition Service prior to the Termination Date, pursuant to Section 4(a) herein.

4. Partial Termination; Termination.

(a) Any or all of the Transition Services provided under this Agreement are terminable by Purchaser on five (5) days’ prior written notice to Provider. Once Purchaser has terminated any of the Transition Services, Purchaser shall not be permitted to request such Transition Services be resumed pursuant hereto.

(b) In addition, this Agreement may be terminated prior to the Termination Date, upon written notice as set forth below:

(i) by Provider, if Purchaser fails to pay any Fees or Expenses within five (5) days following a Fees Payment Date or Expenses Payment Date, as applicable;

(ii) by either Party, upon the occurrence of a Force Majuere (as defined below) that persists for ten (10) consecutive days; or

(iii) by Provider on five (5) days’ prior written notice if the affairs of Purchaser are no longer under the control of the Bankruptcy Court or Marc Watson, as chief restructuring officer; or

(iv) by Provider on five (5) days’ prior written notice in the event that Provider or any of its subsidiaries suffers any hacking attempts or security violations (after having provided Purchaser notice of at least one prior hacking attempt or security violation) by any Persons that have access to Provider’s or its subsidiaries’ computer systems or information as a result of the Transition Services provided hereunder.

Notwithstanding anything to the contrary contained herein, no termination of this Agreement shall affect the obligations of the Parties to make payments due hereunder for services previously rendered.

5. Consequential and Other Damages.

(a) Provider and its affiliates shall not be liable, whether in contract, in tort (including negligence, warranty and strict liability), or otherwise, for any special, indirect, punitive or consequential damages (“Damages”) whatsoever, which in any way arise out of, relate to, or are a consequence of, its performance or nonperformance hereunder, or the provision of or failure to provide any of the Transition Services hereunder, including but not limited to business interruptions and claims of customers or employees of Purchaser.

(b) Notwithstanding anything to the contrary contained herein, the liability of Provider and its affiliates with respect to this Agreement or anything done in connection herewith, including but not limited to the performance or breach hereof, or from the sale, delivery, provision or use of any of the Transition Services provided under or pursuant to this Agreement, whether in contract, in tort (including negligence, warranty and strict liability) or otherwise, shall not exceed the Fees previously paid to Provider by Purchaser in respect of the Transition Service from which such liability flows, unless such Damages arise out of, relate to, or are a consequence of Provider’s bad faith or willful misconduct in its performance hereunder.

6. Indemnification. Purchaser hereby releases Provider and each of its affiliates and each of their respective officers, directors, employees, stockholders, consultants, agents and representatives (the “Provider Indemnitees”) and agrees to indemnify and hold harmless the Provider Indemnitees from and against any and all claims, losses, damages, liabilities, deficiencies, obligations, costs or expenses, including, without limitation, reasonable attorney’s fees and expenses (collectively, “Losses”), arising out of or resulting from Provider’s performance of the Transition Services hereunder.

7. Non-Solicitation.

(a) For a period of one (1) year after the date hereof (the “Non-Solicitation Period”), Purchaser shall not, and shall instruct its affiliates not to, (i) induce or attempt to induce or encourage any Person who served as an employee of the CDC Software Companies prior to the Closing Date (a “CDC Software Colleague”) to leave the employ of the CDC Software Companies or its affiliates and (ii) hire, employ or enter into a consulting relationship with any CDC Software Colleague.

(b) Purchaser acknowledges that Provider would not enter into the Share Purchase Agreement unless this Agreement was in full force and effect and a binding and enforceable contract of Purchaser. Purchaser agrees that the covenants made in paragraph 7(a) shall be construed as agreements independent of any other provision(s) of this Agreement and shall survive any order of a court of competent jurisdiction terminating any other provision(s) of this Agreement. Purchaser acknowledges and agrees that in the event of a breach by it (or any of its affiliates) of any provision of this Agreement, monetary damages would not constitute a sufficient remedy. Accordingly, Purchaser agrees that Provider and/or its successors or assigns shall have the right, in addition to any other rights and remedies existing in their favor, to enforce their rights and the Purchaser’s obligations under this Agreement not only by pursuing an action or actions for damages, but also by pursuing an action or actions for specific performance, injunctive and/or other equitable relief in order to enforce or prevent any violations of the provisions of this Agreement.

8. Cooperation. Provider and Purchaser shall in good faith cooperate with and provide assistance to the other consistent with the terms and conditions hereof to enable Provider to perform of all of its obligations hereunder.

9. Assignment. Neither this Agreement nor any of the rights and obligations of the parties hereunder may be assigned by Purchaser or Provider without the prior written consent of the other, except that (a) Provider may assign any of its rights and obligations hereunder to (i) any of its affiliates or (ii) third parties to the extent such third parties are routinely used to provide the Transition Services, in either case, without the prior written consent of Purchaser and (b) an assignment by operation of law in connection with a merger, consolidation or sale of all or substantially all of the assets of Provider, on the one hand, or Purchaser, on the other hand, shall not require the consent of the other. Notwithstanding the foregoing, each of the Purchaser and Provider shall remain liable for all of their respective obligations under this Agreement. Subject to the first sentence of this Section 9, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns and no other Person shall have any right, obligation or benefit hereunder. Any attempted assignment or transfer in violation of this Section 9 shall be void.

10. Confidentiality. Purchaser’s obligations of confidentiality related to the Transition Services shall be subject and controlled by the provisions of Section 8.09 of the Share Purchase Agreement.

11. No Third Party Beneficiaries. Except as provided in Section 6 hereof, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein shall give or be construed to give to any Person, other than the Parties and such assigns, any legal or equitable rights hereunder.

12. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

13. Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be delivered pursuant to the terms of the “Notices” section of the Share Purchase Agreement.

14. Modification, Nonwaiver, Severability. Neither this Agreement nor any part hereof may be changed, altered or amended orally. Any modification must be by written instrument signed by the Parties. Failure by either Party to exercise promptly any right granted herein or to require strict performance of any obligation imposed hereunder shall not be deemed a waiver of such right. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. To the fullest extent permitted by law, if any provision of the Agreement, or the application thereof to any person or circumstance, is invalid or unenforceable (a) a suitable and equitable provision will be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances will not be affected by such invalidity or unenforceability.

15. Interpretation. The headings and captions contained in this Agreement and the schedules attached hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The use of the word “including” herein shall mean “including without limitation.”

16. Entire Agreement. This Agreement and Schedule A hereto constitute the entire agreement of the Parties, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement is delivered pursuant to and in connection with the Share Purchase Agreement. If there is any conflict between the provisions of this Agreement and the provisions of the Share Purchase Agreement, the provisions of the Share Purchase Agreement shall control.

17. No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Party.

18. Relationship of Parties. Except as specifically provided herein, neither Purchaser, on the one hand, or Provider, on the other hand, shall act or represent or hold itself out as having authority to act as an agent or partner of the other Party, or in any way bind or commit the other Party to any obligations. At all times during the term of this Agreement, Provider shall be an independent contractor in providing the Transition Services hereunder with the sole right to supervise, manage, operate, control and direct the performance of the Transition Services and the sole obligation to employ, compensate and manage its employees and business affairs. Nothing contained in this Agreement shall be construed as creating a partnership, joint venture, agency, trust or other association of any kind, each Party being individually responsible only for its obligations as set forth in this Agreement. Nothing in this Agreement shall be construed as: (i) an assumption by Provider or any of its affiliates of any obligation to increase the sales or profits or otherwise to assume responsibility for the operations of Purchaser, (ii) an assumption by Provider or any of its affiliates of any financial obligation of Purchaser, or (iii) an assumption by Provider or any of its affiliates of any responsibility for the work performed by outside suppliers employed directly by Purchaser at the suggestion or recommendation of Provider or any of its affiliates.

19. No Warranties. Provider has not made any express or implied warranty with respect to the Transition Services.

20. Force Majuere. Provider shall not be in default hereunder by reason of any failure or delay in the performance of its obligations hereunder where such failure or delay is due to any cause beyond its reasonable control, including, but not limited to, strikes, labor disputes, civil disturbances, riot, rebellion, invasion, epidemic, hostilities, war, embargo, natural disaster, acts of God, flood, fire, sabotage, accident, delay in transportation, loss and destruction of property, intervention by governmental entities, change in laws, regulations or orders, other events or any other circumstances or causes beyond Provider’s reasonable control (each, a “Force Majuere”).

21. Governing Law; Jurisdiction. This Agreement shall be governed by and construed and interpreted in accordance with the internal laws of the State of New York. The Bankruptcy Court and District Court, if the jurisdictional prerequisites exist at the time, shall have sole and exclusive jurisdiction to hear and determine any dispute or controversy arising under or concerning this Agreement. In any action or proceeding concerning such dispute or controversy, the parties consent to such jurisdiction and waive personal service of any summons, complaint or other process; a summons or complaint in any such action or proceeding may be served by mail in accordance with Section 13 hereof.

22. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

CDC SOFTWARE CORPORATION

By:
Title:

CDC CORPORATION

By:
Name:
Title:

Schedule A

Transition Services to be Provided2

		Action to be taken		Length of Provision
Service	Description of Service	or provided	Monthly Fee[3]	of Service

MUTUAL RELEASE AGREEMENT

THIS MUTUAL RELEASE AGREEMENT (“Mutual Release”) is entered into as of             , 2012, by and between Archipelago Holdings, a Cayman Islands exempted company, (the “Purchaser”), CDC Corporation, a Cayman Islands exempted company (“Debtor”) and CDC Software International Corporation, a Cayman Islands exempted company (“Software International”). The Purchaser, Debtor and Software International are sometimes collectively referred to herein as the “Parties” and individually as a “Party”. Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement (as defined below).

WHEREAS, the Purchaser, Debtor and Software International are parties to a Share Purchase Agreement, dated as of February 1, 2012 (as amended or modified from time to time, the “Purchase Agreement”), pursuant to which Debtor and Software International have agreed to sell, and the Purchaser desires to acquire, 87% of the issued and outstanding shares in the capital of CDC Software Corporation, a Cayman Islands exempted company (“CDC Software”);

WHEREAS, pursuant to Sections 6.01, 6.02 and 8.04 of the Purchase Agreement, the Parties have agreed to execute and deliver this Mutual Release;

NOW, THEREFORE, in consideration of the mutual promises, agreements and covenants contained herein, and for other valuable consideration, receipt of which is hereby acknowledged, the undersigned Parties agree that all claims and rights existing at the time of this Mutual Release shall be finally and completely waived and relinquished under this Mutual Release under the following terms and conditions:

1. Purchaser does hereby unconditionally and irrevocably release, waive and forever discharge Debtor and Software International from any and all claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, excluding any claims or rights arising pursuant to the Purchase Agreement, the Debtor Documents, the Software International Documents, the Bidding Procedures Motion, the Bidding Procedures Order, the Approval Order or the Sale Motion. Purchaser understands that this is a full and final release of the above-described claims, demands, causes of action and liabilities, whether or not known, suspected or claimed, that could have been asserted in any legal or equitable proceeding against Debtor and Software International.

2. Debtor does hereby unconditionally and irrevocably release, waive and forever discharge Purchaser from any and all claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, excluding any claims or rights arising pursuant to the Purchase Agreement, the Debtor Documents, the Software International Documents, the Bidding Procedures Motion, the Bidding Procedures Order, the Approval Order or the Sale Motion. Debtor understands that this is a full and final release of the above-described claims, demands, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, that could have been asserted in any legal or equitable proceeding against Purchaser.

3. Software International does hereby unconditionally and irrevocably release, waive and forever discharge Purchaser from any and all claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, excluding any claims or rights arising pursuant to the Purchase Agreement, the Debtor Documents , the Software International Documents, the Bidding Procedures Motion, the Bidding Procedures Order, the Approval Order or the Sale Motion. Software International understands that this is a full and final release of the above-described claims, demands, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, that could have been asserted in any legal or equitable proceeding against Purchaser.

4. Each of the Parties acknowledges that such Party is aware that such Party may hereafter discover claims or facts in addition to or different from those which such Party now knows or believes to be true with respect to the matters released herein, but that it is the intention of such Party to fully, finally and forever, waive, release and relinquish all such matters and all such claims relative thereto which do exist, may exist or heretofore have existed. In furtherance of such intention, the releases given herein shall be and remain in effect as full and complete releases of any such additional or different claims or facts relative thereto.

5. Subject to the Bankruptcy Court’s approval of the Purchase Agreement, each of the Parties represents and warrants that there are no liens, or claims of lien, or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein and that he or it has not transferred or otherwise alienated any such claims or causes of action; and further, that such Party is fully authorized and entitled to execute and deliver this Mutual Release and to give the releases specified herein.

6. This Mutual Release contains the entire agreement between the parties hereto and constitutes the complete, final and exclusive embodiment of their agreement with respect to the subject matter hereof. The terms of this Mutual Release are contractual and not mere recitals. This Mutual Release is executed without reliance upon any promise, warranty or representation by the Parties hereto or any of their respective representatives, and each of the Parties has carefully read this Mutual Release, has been advised of its meaning and consequences by his or its attorney, and signs the same of such Party’s own free will.

7. This Mutual Release shall inure to the benefit of each party and each of its predecessors, successors and assigns, all of whom shall be considered third party beneficiaries hereunder.

8. This Mutual Release shall be governed by and construed and interpreted in accordance with the internal laws of the State of New York. The United States Bankruptcy Court, Northern District of Georgia, Atlanta Division and the United States District Court for the Northern District of Georgia, Atlanta Division Bankruptcy Court, if the jurisdictional prerequisites exist at the time, shall have sole and exclusive jurisdiction to hear and determine any dispute or controversy arising under or concerning this Agreement.

9. This Mutual Release shall not be modified or waived except in a writing signed by both of the Parties.

10. The drafting and negotiations of this Mutual Release have been participated in by each of the Parties and for all purposes the Mutual Release shall be deemed to have been drafted jointly by both of the Parties.

11. This Mutual Release may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Mutual Release, to the extent signed and delivered by means of a facsimile machine or digital imaging or electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of either Party, the other Party shall re-execute original forms of this Mutual Release and deliver them to the requesting Party. Neither Party hereto shall raise the use of a facsimile machine or digital imaging and electronic mail to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of a facsimile machine or digital imaging and electronic mail as a defense to the formation of a contract and each Party forever waives any such defense.

12. Notwithstanding the foregoing, nothing contained in this Mutual Release shall be construed as an admission by any Party of any liability of any kind to any other Party. Each Party acknowledges that the other Party expressly denies that it is in any way obligated to the other Party, other than pursuant to this Mutual Release itself, the Purchase Agreement, the Debtor Documents, the Software International Documents or to any other agreement contemplated to survive the closing of the transactions contemplated by the Purchase Agreement and to which either of the Parties is a party.

13. The Parties expressly acknowledge and agree that the Purchase Agreement and all other agreements, instruments, certificates and other documents executed and delivered in connection therewith remain in full force and effect in accordance with their original terms and are not modified by this Mutual Release.

14. The prevailing Party or Parties, as determined by a court of competent jurisdiction in a final, non-appealable judgment, shall be entitled to recover from the non-prevailing Party or Parties reasonable costs and expenses incurred by such Party(ies) in connection with any cause of action, enforcement action or other similar matter arising with respect to this Mutual Release.

* * * * *

IN WITNESS WHEREOF, the undersigned have executed this Mutual Release Agreement as of the date first above written.

CDC CORPORATION

By:
Name:
Title:

CDC SOFTWARE INTERNATIONAL CORPORATION

By:
Name:
Title:

ARCHIPELAGO HOLDINGS

By:
Name:
Title:

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the “Escrow Agreement”) is entered into and effective this day of February, by and among SunTrust Bank (“Escrow Agent” or “Bank”), Archipelago Holdings (“Purchaser”) and CDC Corporation (“CDC”) (collectively the “Parties”);

WHEREAS,

The Parties hereto desire for the Escrow Agent to open an account (the “Escrow Account”) into which Purchaser will deposit an amount equal to $24,978,830.10 (the “Escrow Amount”) to be held and invested by the Escrow Agent in accordance with this agreement.

NOW, THEREFORE, in consideration of the premises herein, the parties hereto agree as follows:

I. Terms and Conditions

1.1. The Parties hereby appoint the Bank as their Escrow Agent and the Bank hereby accepts its duties as provided herein.

1.2 shall remit the Escrow Amount to the Escrow Agent, using the wire instructions below, to be held by the Escrow Agent and invested as provided in this agreement.

SunTrust Bank

ABA: 061000104

Account: 9443001321

Account Name: Escrow Services

Reference:

Attention: Nickida Dooley

1.3. In the event that the Closing does not occur and the Purchase Agreement is terminated by CDC pursuant to Section 9.02(c)(ii) of the Purchase Agreement for Purchaser’s material breach of any provision thereof, Purchaser and CDC shall deliver written instructions signed by an authorized representative of each of Purchaser and CDC (a list of whom are provided in Exhibit A-1 and Exhibit A-2), to the Escrow Agent, instructing the Escrow Agent to deliver the Escrow Amount to CDC.

1.4. In the event that the Closing does not occur and the Purchase Agreement is terminated for any other reason, Purchaser and CDC shall deliver written instructions signed by an authorized representative of each of Purchaser and CDC to the Escrow Agent, instructing the Escrow Agent to deliver the Escrow Amount to Purchaser.

1.5 If and when the Closing does occur, Purchaser and CDC shall deliver written instructions signed by an authorized representative of each of Purchaser and CDC to the Escrow Agent, instructing the Escrow Agent to deliver the Escrow Amount to CDC.

II. Provisions as to Escrow Agent

2.1. This Escrow Agreement expressly and exclusively sets forth the duties of Escrow Agent with respect to any and all matters pertinent hereto and no implied duties or obligations shall be read into this Escrow Agreement against Escrow Agent.

2.2. Escrow Agent acts hereunder as a depository only, and is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of the subject matter of the Escrow Agreement or any part thereof, or of any person executing or depositing such subject matter.

2.3. This Escrow Agreement constitutes the entire agreement between the Escrow Agent and the other parties hereto in connection with the subject matter of this Escrow Account, and no other agreement entered into between the parties, or any of them, shall be considered as adopted or binding, in whole or in part, upon the Escrow Agent notwithstanding that any such other agreement may be deposited with Escrow Agent or the Escrow Agent may have knowledge thereof.

2.4. Escrow Agent shall in no way be responsible for nor shall it be its duty to notify any party hereto or any other party interested in this Escrow Agreement of any payment required or maturity occurring under this Escrow Agreement or under the terms of any instrument deposited therewith unless such notice is explicitly provided for in the Escrow Agreement.

2.5. Escrow Agent shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, authorization, power of attorney or other paper or document which Escrow Agent in good faith believes to be genuine and what it purports, to be, including, but not limited to, items directing investment or non-investment of funds, items requesting or authorizing release, disbursement or retainage of the subject matter of the Escrow Agreement and items amending the terms of the Escrow Agreement.

2.6. Escrow Agent may consult with legal counsel in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, and it shall incur no liability and shall be fully protected in acting in accordance with the advice of such counsel.

2.7. In the event of any disagreement between any of the parties to this Escrow Agreement, or between any of them and any other party, resulting in adverse claims or demands being made in connection with the matters covered by this Escrow Agreement, or in the event that Escrow Agent, in good faith, be in doubt as to what action it should take hereunder, Escrow Agent may, at its option, refuse to comply with any claims or demands on it, or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, Escrow Agent shall not be or become liable in any way or to any party for its failure or refusal to act, and Escrow Agent shall be entitled to continue to refrain from acting until (i) the rights of all interested parties shall have been fully and finally adjudicated by a court of competent jurisdiction, or (ii) all differences shall have been adjudged and all doubt resolved by agreement among all of the interested parties, and Escrow Agent shall have been notified thereof in writing signed by all such parties. Notwithstanding the preceding, Escrow Agent may in its discretion obey the order, judgment, decree or levy of any court, whether with or without jurisdiction, or of an agency of the United States or any political subdivision thereof, or of any agency of the Commonwealth of Virginia or of any political subdivision thereof, and Escrow Agent is hereby authorized in its sole discretion, to comply with and obey any such orders, judgments, decrees or levies. The rights of Escrow Agent under this sub-paragraph are cumulative of all other rights which it may have by law or otherwise.

2.8. Each of Purchaser and CDC, severally and not jointly, agrees to indemnify and hold harmless the Escrow Agent and each of the Escrow Agent’s officers, directors, agents and employees (the “Indemnified Parties”) from and against fifty percent (50%) of any and all total losses, liabilities, claims, damages, expenses and costs (including attorneys’ fees) of every nature whatsoever which any such Indemnified Party may incur and which arise directly or indirectly from this Agreement or which arise directly or indirectly by virtue of the Escrow Agent’s undertaking to serve as Escrow Agent hereunder; provided, however, that no Indemnified Party shall be entitled to indemnity in case of such Indemnified Party’s gross negligence or willful misconduct. The provisions of this section shall survive the termination of this Agreement and any resignation or removal of the Escrow Agent.

2.9. In the event that any controversy should arise among the parties with respect to the Escrow Agreement or should the Escrow Agent resign and the parties fail to select another Escrow Agent to act in its stead, the Escrow Agent shall have the right to institute a bill of interpleader in any court of competent jurisdiction to determine the rights of the parties or, at the election of the Escrow Agent, deposit all property held under this Escrow Agreement into the registry of the court of competent jurisdiction and notify the parties of such deposit, and in either such even the Escrow Agent shall be discharged from all further duties as escrow agent under the terms of this Escrow Agreement..

2.10. The Escrow Agent may resign at any time from it obligations under this Escrow Agreement by providing written notice to the parties hereto. Such resignation shall be effective on the date set forth in such written notice, which shall be no earlier than thirty (30) days after such written notice has been furnished. In the event no successor escrow agent has been appointed on or prior to the date such resignation is to become effective, the Escrow Agent shall be entitled to tender into the custody of any court of competent jurisdiction all funds and other property then held by the Escrow Agent hereunder and the Escrow Agent shall thereupon be relieved of all further duties and obligations under this Escrow Agreement. The Escrow Agent shall have no responsibility for the appointment of a successor escrow agent hereunder.

III. Compensation of Escrow Agent

3.1. Escrow Agent shall be entitled to reasonable compensation as well as reimbursement for its reasonable costs and expenses incurred in connection with the performance by it of services under this Escrow Agreement (including reasonable fees and expenses of Escrow Agent’s counsel). Purchaser hereby binds and obligates itself to pay to Escrow Agent the compensation and reimbursement to which it is entitled and further agrees that Escrow Agent shall have a lien on the assets of the Escrow Account for payment of its fees and expense from the assets of the Escrow Account if they are not otherwise paid and without judicial action to foreclose the said lien. Escrow Agent’s fee is as provided in Exhibit B to this agreement.

IV. Miscellaneous

4.1. If money is a part of the subject matter of this Escrow Agreement, then Escrow Agent shall make no disbursement, investment or other use of funds until and unless it has collected funds. Escrow Agent shall not be liable for collection items until the proceeds of the same in actual cash have been received or the Federal Reserve has given Escrow Agent credit for the funds.

4.2. Unless otherwise instructed in joint written instructions signed by representative of each of Purchaser and CDC, the Escrow Agent shall invest all funds held pursuant to this Escrow Agreement in accordance with the Investment Selection Instructions set forth as Exhibit C hereto. The investments made under this agreement are to be made by the Escrow Agent, as directed, and the Escrow Agent shall not be liable to any party for any loss incurred in connection with any such investment. The Escrow Agent shall make its best effort to invest funds on a timely basis upon receipt of such funds. However, the Escrow Agent shall not be liable for compensation to any party related to funds which are held un-invested or funds which are not invested timely.

4.3 The Escrow Agent shall provide monthly reports of transactions and holdings to the Parties as of the end of each month, at the address provided by the Parties. On or before the execution and delivery of this Escrow Agreement, each of Purchaser and CDC shall provide to the Escrow Agent a completed Form W-9 or Form W-8, whichever is appropriate. Notwithstanding anything to the contrary herein provided, the Escrow Agent shall have no duty to prepare or file any Federal or state tax report or return with respect to any funds held pursuant to this Agreement or any income earned thereon.

4.4. Any notice, request for consent, report, or any other communication required or permitted in this Escrow Agreement shall be in writing and shall be deemed to have been given when personally delivered to the party specified and addressed as follows:

If to Escrow Agent:	SunTrust Bank Attn: Escrow Services Nickida Dooley
919 E. Main Street, 7th Floor
Richmond, VA 23219
E-mail: nickida.dooley@suntrust.com
Phone #: (804) 782-7610
Fax #: (804) 782-5858
If to Purchaser:	Archipelago Holdings
c/o Vista Equity Partners
2 Prudential Plaza
180 North Stetson Avenue, Suite 4000
Chicago, IL 60601
Attn: James P. Hickey
Email: jhickey@vistaequitypartners.com
Tax identification #:
with a copy to:
Kirkland & Ellis, LLP 555 California Street
San Francisco, CA 94104
	Attn: Fax:	David A. Breach Stuart E. Casillas 415-439-1500

Email:david.breach@kirkland.com
stuart.casillas@kirkland.com

If to CDC:	CDC Corporation 2002 Summit Boulevard, Suite 700 Atlanta, GA 30319 Attn: Marcus A. Watson Chief Restructuring Officer Email: marc@finleycolmer.net Tax identification #:
with a copy to:
Lamberth, Cifelli, Stokes, Ellis & Nason, P.A. 3343 Peachtree Road, Suite 550 Atlanta, GA 30326 Attn: Gregory D. Ellis, Esq. Fax: 404-262-9911 Email: gellis@lcsenlaw.com

Any party may unilaterally designate a different address by giving notice of each change in the manner specified above to each other party.

4.5. This Escrow Agreement is being made in and is intended to be construed according to the laws of the Commonwealth of Virginia. It shall inure to and be binding upon the parties hereto and their respective successors, heirs and assigns. All representations, covenants, and indemnifications contained in this agreement shall survive the termination of this Escrow Agreement.

4.6. The terms of this Escrow Agreement may be altered, amended, modified or revoked only by an instrument in writing signed by all the parties hereto.

4.7. If any provision of this agreement shall be held or deemed to be or shall in fact, be illegal, inoperative or unenforceable, the same shall not affect any other provision or provisions herein contained or render the same invalid, inoperative or unenforceable to any extent whatsoever.

4.8. The Escrow Agent may resign at any time from its obligations under this Escrow Agreement by providing written notice to the parties hereto. Such resignation shall be effective not later than thirty (30) days after such written notice has been given. The Escrow Agent shall have no responsibility for the appointment of a successor Escrow agent. This Escrow Agreement shall terminate upon the distribution of all funds and property held under this Escrow Agreement or upon the earlier joint written instructions of the parties hereto (other than the Escrow Agent).

4.9. All titles and headings in this Agreement are intended solely for convenience of reference and shall in no way limit or otherwise affect the interpretation of any of the provisions hereof.

4.10. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

4.11. Contemporaneously with the execution and delivery of this Escrow Agreement and, if necessary, from time to time thereafter, each of the parties to this Escrow Agreement (other than the Escrow Agent) shall execute and deliver to the Escrow Agent a Certificate of Incumbency substantially in the form of Exhibit A-1 or A-2, as applicable, hereto (a “Certificate of Incumbency”) for the purpose of establishing the identity and authority of persons entitled to issue notices, instructions or directions to the Escrow Agent on behalf of each such party. Until such time as the Escrow Agent shall receive an amended Certificate of Incumbency replacing any Certificate of Incumbency theretofore delivered to the Escrow Agent, the Escrow Agent shall be fully protected in relying, without further inquiry, on the most recent Certificate of Incumbency furnished to the Escrow Agent. Whenever this Escrow Agreement provides for joint written notices, joint written instructions or other joint actions to be delivered to the Escrow Agent, the Escrow Agent shall be fully protected in relying, without further inquiry, on any joint written notice, instructions or action executed by persons named in such Certificate of Incumbency.

[2]	Contents of Schedule A to be finalized by mutual agreement of the parties prior to the Closing.

[3]	Fees for the Transition Services to be as follows: (i) for Transition Services provided within 120 days of the Closing Date, Purchaser shall pay Provider an amount equal to 125% of the Fees; (ii) for Transition Services provided between 120 days to 180 days after the Closing Date, Purchaser shall pay Provider an amount equal to 200% of the Fees; and (iii) for Transition Services provided between 180 days and 240 days after the Closing Date, Purchaser shall pay Provider an amount equal to 300% of the Fees.

IN WITNESS WHEREOF, the undersigned have caused this agreement to be duly executed as of the date and year first above written.

SunTrust Bank, as Escrow Agent

By:
Title:

Archipelago Holdings

By:
Name:
Title:

CDC Corporation

By:
Name: Marcus A. Watson
Title: Chief Restructuring Officer

EXHIBIT A-1

Certificate of Incumbency
(List of Authorized Representatives)

Client Name:

As an Authorized Officer of the above referenced entity, I hereby certify that each person listed below is an authorized signor for such entity, and that the title and signature appearing beside each name is true and correct.

Name	Title	Signature	Contact Number

IN WITNESS WHEREOF, this certificate has been executed by a duly authorized officer on:         .

Date

By:
Its: Authorized Officer

EXHIBIT A-2

Certificate of Incumbency
(List of Authorized Representatives)

Client Name:

As an Authorized Officer of the above referenced entity, I hereby certify that each person listed below is an authorized signor for such entity, and that the title and signature appearing beside each name is true and correct.

Name	Title	Signature	Contact Number

IN WITNESS WHEREOF, this certificate has been executed by a duly authorized officer on:         .

Date

By:
Its: Authorized Officer

EXHIBIT B

Schedule of Fees & Expenses

Acceptance/Legal Review Fee: $500 – one time only and payable at the time of the bank’s attorney review of the escrow agreement

The Legal Review Fee includes review of all related documents and accepting the appointment of Escrow Agent on behalf of SunTrust Bank. The fee also includes setting up the required account(s) and accounting records, document filing, and coordinating the receipt of funds/assets for deposit to the Escrow Account. This is a one-time fee payable upon execution of the Escrow Agreement. As soon as SunTrust Bank’s outside counsel begins to review the escrow agreement, the legal review fee is subject to payment regardless if the parties decide to appoint a different escrow agent or a decision is made that the escrow agreement is not needed.

Administration Fee: *$2,500.00 – payable at the time of signing the escrow agreement and on the anniversary date thereafter, if applicable

The Administration Fee includes providing routine and standard services of an Escrow Agent. The fee includes administering the escrow account, performing investment transactions, processing cash transactions (including wires and check processing), disbursing funds in accordance with the Agreement (note any pricing considerations below), and providing trust account statements to applicable parties for a twelve (12) month period. If the account remains open beyond the twelve (12) month term, the parties will be invoiced each year on the anniversary date of the execution of the Escrow Agreement. Additional fees will be billed for processing claim notices and/or objections. Extraordinary expenses, including legal counsel fees, will be billed as out-of-pocket. The Administration Fee is due upon execution of the Escrow Agreement.

Out-of-Pocket Expenses: At Cost

Out-of-pocket expenses such as, but not limited to, postage, courier, overnight mail, insurance, money wire transfer, long distance telephone charges, facsimile, stationery, travel, legal (out-of-pocket to counsel) or accounting, will be billed at cost.

Note: This fee schedule is based on the assumption that the escrowed funds will be invested in the SunTrust Institutional Money Market Deposit Option or the SunTrust Non-Interest Deposit Option.

SunTrust Bank
Deborah Spitale
404.588.7191
Deb.Spitale@Suntrust.com

EXHIBIT C

To: SunTrust Bank

I direct and authorize you to invest all temporary cash and the portion of my account(s) that is appropriate to maintain in cash or cash equivalents in a SunTrust Bank deposit option or Federated Funds money market fund, as follows:

Check One:

SunTrust Institutional Money Market Deposit Option	SunTrust Non-Interest Deposit Option*

Federated Prime Obligations Fund (POIXX)	Federated Tax Free Obligations Fund (TBIXX)
Other:

I acknowledge and consent that:

1.	I understand that investments in the SunTrust Institutional Money Market Deposit Option are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (the “FDIC”), in the standard FDIC insurance amount of $250,000, including principal and accrued interest. The Parties understand that deposits in the SunTrust Institutional Money Market Deposit Option are not secured. Further, I understand that the SunTrust Institutional Money Market Deposit Option has monthly withdrawal/disbursement restrictions of a maximum of 6 per month and that should the maximum be reached in any one calendar month, the funds will be moved to a SunTrust Bank non-interest bearing deposit option until the beginning of the following month unless an alternate investment vehicle is selected for this purpose.

Alternate Investment Vehicle:

2.	I may view prospectuses and other Federated fund materials, including fee information, at http://www.federatedinvestors.com/sc?link=products&templ=moneyMarketSearch&ut=unregistered—webu ser

3.	SunTrust Bank may receive compensation in exchange for services (“fees for services”) that it provides to various Federated money market mutual funds. These fees for services shall be in addition to, and will not reduce, SunTrust Bank’s compensation. Such fees for services will not be paid directly by your account, but will be paid to SunTrust Bank by Federated. The fees for services are subject to change without notice.

4.	I understand no transaction charge will be imposed on the account(s) listed below with respect to that portion of the account(s) invested in Federated Funds;

5.	I understand that investment funds, except for the SunTrust Deposit options, are not bank deposits and are not obligations of, or insured, endorsed or guaranteed by any SunTrust Bank or their affiliates, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. I further understand that investment in any mutual fund involves some investment risk, including the possible loss of principal.

6.	I have full power to direct and authorize investments in account(s) identified below.

This direction and authorization shall continue in effect until revoked by written instruction delivered to the Bank. Until a replacement fund is provided to the Bank all funds will be held in cash.

Date:
Account Name and Number:
X	X
Name (printed or typed)	Signature

*Beginning December 31, 2010 through December 31, 2012, deposits held in noninterest-bearing transaction accounts will be fully insured, regardless of the amount in the account.